Exhibit 99.2

06 annual report

building on our core competencies

Cinram is much more than a fully integrated manufacturer and supply chain logistics service provider; we are a key part of our customers' business.

a passion | for customer service

Cost-efficient manufacturing
Components sourcing
In-house printing and packaging services
Custom-engineered distribution solutions
Flexible assembly and kitting
Just-in-time direct to retail distribution
Customized information technology systems
Fulfillment services for complex configurations
Inventory and freight management services
Reverse logistics

We are world-class leaders in the mission critical processes that affect our customers' success at retail, and equally important, their profitability.

our
mission

Cinram delivers the best in manufacturing and supply chain logistics through continuous improvement, by leading the industry, exceeding customer expectations and making our customers best-in-class.

passion

To my fellow unitholders,

We ended the year with the best fourth quarter in Cinram's history. However, these outstanding results were not enough to offset an earlier lacklustre theatrical release schedule that yielded lower DVD sales, and a decline in CD unit volume, for the full year. The decline in our DVD revenue was primarily attributable to a decline in sales to our largest customer, which accounts for more than one third of our revenue.

Consolidated revenue for the year was down eight per cent to $1.9 billion from $2.0 billion in 2005, and earnings before interest, taxes and amortization (EBITA), before unusual items, was $377 million compared with $391 million in 2005. We also generated cash flow from operations of $227 million in 2006 compared with $257 million in 2005. Although we benefited from cost reduction programs in 2006, these initiatives alone were not enough to offset our contractual DVD price declines, which have historically been offset by increased volume. DVD unit volume fell five per cent in 2006 to 1.2 billon units from 1.3 billion units in 2005. Our largest customer experienced difficult prior year comparisons and lower performance on its 2006 theatrical slate which led to a decline in their home video sales.

On a brighter note, we manufactured more DVDs in the fourth quarter of 2006 than in any other period since the format's introduction in 1997. The surge in DVD volume in the fourth quarter of 2006 helped offset some of the declines we experienced in the earlier part of the year.

logistics
manufacturing
information technology
engineering
people
growth

Release schedules have become increasingly compressed over the last few years, which has produced greater spikes in demand over shorter periods of time, typically leading up to the busier holiday shopping season. This has affected Cinram's capacity utilization during peak periods, causing us to offload production to third-party replicators to meet customer delivery requirements. As a result, our profit margins were eroded by the higher costs of outsourcing this production. In 2006, we offloaded a total of 53 million units, which had an adverse impact of approximately $8 million on our EBITA. The volumes that were required by the market in 2006 also bode well for the continued success of packaged media, our core business. While digital delivery initiatives have become the focal point of media interest, the core business of packaged media continues to be the mainstay for the delivery of theatrical content to the home.

During 2006, Cinram also underwent a significant structural change with its conversion to an income trust. Our Board of Directors and professional advisors believed that our company's strong cash flow profile as well as the prevailing market conditions for income trusts in Canada at the time would unlock significant value for our shareholders and, in turn, unitholders. Cinram International Inc. converted from a corporation to an income trust, Cinram International Income Fund, in May 2006 and began paying monthly distributions to unitholders. On a pro-forma basis, assuming we converted to an income trust effective January 1, 2006, and paid monthly distributions of C$0.25 from January to July and C$0.2708 from August to December, after estimated maintenance capital expenditures of $26 million and pro-forma debt repayments of $15 million, our payout ratio would have been 86 per cent.

Review of strategic options

In November 2006, we initiated a review of our business plan, growth strategy and market valuation with the objective of creating long-term value for unitholders. Part of this review included re-evaluating our status as an income trust in light of the changes in rules governing income trusts that were made public in October 2006 with the federal Minister of Finance's *Tax Fairness Plan* announcement. While we continue to believe that Cinram's tax structure will not be affected by these changes, the market for these types of securities has been, and will likely continue to be, somewhat uncertain.

Just as the process to convert to an income trust was complex and extensive, much work remains to be done to determine if we should make any changes to our existing structure. Therefore, for the time being, Cinram will remain an income trust. We also

Total consumer spending on the sale and rental of DVD and VHS in the U.S. increased by half a per cent in 2006* to

$23.6 billion

with DVDs sales accounting for $16.1 billion, up five per cent from 2005. Cinram manufactured seven of the top 20 best selling DVD titles of 2006, and four of the top 10 titles. The demand for catalog titles and gift set collections was strong, and television series also performed well even though there were fewer releases during the year. Although movie downloads and high-definition disc sales garnered a great deal media attention during the year, combined revenue from these categories of home video represented less than one percent of total 2006 DVD revenue.*

*according to Video Business research

1

CONSUMERS PREFER DVDs TO ANY OTHER ALTERNATIVE

- DVDs are the fastest growing consumer electronics product ever introduced.
- DVD players are in more than 80% of American television households.
- In 2006, consumers spent over $16 billion buying DVDs in the U.S.
- There are more than 60,000 DVD titles available today.
- Approximately 19 per cent of DVDs are purchased as gifts and an even greater percentage are impulse buys.
- DVD point-of-sale displays populate the aisles of nearly every mass merchandiser today.
- DVDs remain the easiest and most convenient way for consumers to enjoy a high-quality movie experience at home.

PACKAGED

have no current plans to change the annual level of distributions of C$3.25 per unit.

In March 2007, we announced our intention to initiate a normal course issuer bid to repurchase up to 5 million units. Based on the prevailing market for our units and Cinram's strong cash position, which amounted to $153 million at year end, we felt that this represented one of the best uses of the Fund's capital and that it was an opportune time for us to take this first step in a series of initiatives that are intended to deliver increased value to our unitholders.

Focusing our strategy on what we do best

Cinram's business plan and future growth strategy are also at the heart of our ongoing review, including an analysis of what the next five to 10 years have in store for us. The dynamics of our business are such that prices for our products decline as they mature; however, these price declines are typically offset by volume increases as well as ongoing cost reduction efforts. With DVD approaching maturity, it is key to Cinram's future that we develop other opportunities to maintain and grow our business for the long-term, while keeping a sharp focus on our existing customers. High-definition discs, which were launched in 2006, will provide another leg of growth for Cinram and add to the longevity of packaged media. We expect that Cinram's high-definition disc sales will grow modestly through 2008, and become material in 2009.

Beyond that, our strategy going forward will be to leverage our core competencies to grow Cinram, further exploiting our strengths in manufacturing, distribution and logistics, and our passion for customer service. We have created an extraordinary platform which we intend to build upon by:

- Leveraging our existing supply chain infrastructure in other industries to capture new markets;
- Leveraging our existing manufacturing capabilities in adjacent businesses; and
- Making strategic acquisitions that will support growth in these areas.

We will be diligent in selecting expansion initiatives, while exercising financial discipline to ensure that we make calculated and informed decisions that are accretive to our unitholders and that provide synergies with our existing operations.

Sincerely,

David Rubenstein (signed)

David Rubenstein
Chief Executive Officer
Cinram International Inc.

2

CURRENT DIGITAL TECHNOLOGY LACKS THE VALUE, CONVENIENCE AND INFRASTRUCTURE OF DVDs

- The vast array of digital video services available today does not compare to DVDs in terms of value and convenience.
- Although most digital download services offer near-DVD quality, these downloads can take several hours and the content cannot be easily transferred from the computer to your TV, either because of digital rights management issues or because of device incompatibility.
- As consumers upgrade to high-definition displays and transition to high-definition video content, current Internet speeds will not suffice to transmit the content that will be readily available on high-definition discs.

3

- High-definition content can only be transmitted effectively though fibre-to-the-home or by ultra-wideband terrestrial transmission; both these technologies are several years and billions of dollars away from being deployed in the mass market.

RETAILERS GREATLY BENEFIT FROM THE TRAFFIC GENERATED BY DVDs

- Mass merchandisers, who together represent approximately 75% of all DVD sales, use DVDs to build traffic in their stores, in part because DVD consumers typically spend more.
- Mass merchandisers have been spending an aggregate $3.8 billion on direct advertising for DVDs annually.
- In-store displays and shelf space also serve as secondary advertising, neither of which can be emulated by digital distribution.

4

PACKAGED MEDIA IS THE LARGEST SOURCE OF STUDIO PROFITS

- More than half of Hollywood studio profits are derived from the sale and rental of DVDs.
- The current economics of digital delivery are not nearly as advantageous to the studios as those of the DVD model.
- Until there is a significant shift in this dynamic, DVDs will continue to be the preferred distribution channel for video content.

MEDIA IS HERE TO STAY

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

4	Management’s Discussion & Analysis
35	Management’s Responsibility Statement
35	Auditors’ Report
36	Consolidated Financial Statements
39	Notes to the Consolidated Financial Statements

March 29, 2007

This management’s discussion and analysis (MD&A) for the year ended December 31, 2006, should be read in conjunction with Cinram International Income Fund’s audited consolidated financial statements as at and for the years ended December 31, 2006, and 2005, and with the notes contained therein. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where reference is made to “we,” “us,” “Cinram” or the “Fund,” it refers to Cinram International Income Fund and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

Forward-looking Statements
Certain statements contained in this MD&A, and elsewhere in this annual report, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management’s discussion and analysis. For a complete list of risks and uncertainties, please consult Cinram’s annual information form filed with Canadian securities commissions, available on www.sedar.com.

The Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this MD&A and annual report with the understanding that the Fund’s actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to the Fund.

4    CINRAM INTERNATIONAL INCOME FUND

Non-GAAP Financial Measures
EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization and write-off of deferred financing fees. It is a standard measure that is commonly reported and widely used in the Fund’s industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, interest income and income taxes. It is a standard measure that is commonly reported and widely used in the Fund’s industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

Distributable Cash
Distributable cash is defined herein as adjusted cash flow from operations less the sum of capital expenditures and debt repayments. It is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under GAAP. Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.

The Fund excludes changes in non-cash working capital from the distributable cash amount due to the significant impact of the seasonality of the business. The Fund believes this is the most meaningful presentation to the unitholders.

We use EBIT, EBITA and distributable cash as benchmarks for measuring operating per formance and for our lending securities arrangements.

Reconciliation of EBITA and EBIT to Net Earnings

	Years ended December 31,
(Unaudited, in thousands of U.S. dollars)	2006	2005
EBITA excluding unusual items	$356,413	$397,161
Unusual items*	(20,795)	6,278
EBITA	$377,208	$390,883
Amortization of capital assets	152,656	153,871
Amortization of intangible assets	64,364	64,059
Amortization of deferred financing fees	2,855	5,939
Write-off of deferred financing fees	16,945	-
EBIT	$140,388	$167,014
Interest expense	48,832	51,148
Investment income	(4,211)	(932)
Income taxes	44,014	34,372
Net earnings	$51,753	$82,426

* excluding write-off of deferred financing fees

2006 ANNUAL REPORT    5

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Reconciliation of Cash Flow from Operations to Distributable Cash
The Fund began paying distributions in June 2006, following its May 5, 2006, conversion to an income trust structure. The figures presented below reflect distributions declared from May to December 2006, and distributable cash for the period from April 1, 2006, to December 31, 2006. We believe that our current distribution policy is sustainable and we anticipate that distribution payments for the foreseeable future will be financed with cash generated from operations, which will be supplemented, if and as necessary, by borrowing from our existing revolving credit facility.

(Unaudited, in thousands of U.S. dollars)	Nine months ended December 31, 2006
Cash flow from operations	$142,749
Add changes in non-cash working capital	28,176
Adjusted cash flow from operations	170,925
Less:
Capital expenditures	(44,695)
Debt repayments	(8,981)
Distributable cash	117,249
Distributions declared	107,357
Payout ratio	92%

1.    ABOUT OUR BUSINESS

In May 2006, Cinram International Inc. converted from a corporate structure to an income trust structure through a plan of arrangement that was approved by shareholders on April 28, 2006. As a result of the recapitalization, shareholders exchanged their shares of Cinram International Inc. for units of Cinram International Income Fund (or in the case of electing shareholders, into units of the Cinram International Limited Partnership) on a one-for-one basis. The Fund’s units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

Cinram International Inc., an indirect wholly-owned subsidiary of Cinram International Income Fund, is one of the world’s largest providers of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, audio CDs, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world.

We operate four primary business segments: Home Video, Audio/ROM, Printing, and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship, and order fulfillment services, primarily for our home video customers. Revenue from our remaining operations is included in “Other,” which is principally made up of Giant Merchandising Inc. (Giant), our screen-printing entertainment merchandising business.

We currently have the capacity to manufacture approximately 1.8 billion DVDs and more than one billion CDs per year to service seasonal peaks in demand, which typically occur around the holiday shopping season. We only manufacture on firm orders from our customers, generally pursuant to multi-year contracts ranging from two to six years. As a result, we do not bear the risk of unsold products. Our major contracts are exclusive for particular territories, and frequently contain a market price test and most favoured nations clauses that may require us to lower our selling prices. Our products generally experience larger price declines in the early stages of their life cycles, from introduction to mass market adoption, at which point price declines are more gradual.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox), Metro-Goldwyn-Mayer Home Entertainment (MGM), Lionsgate, Alliance Atlantis and EMI Music Group.

6    CINRAM INTERNATIONAL INCOME FUND

Three-year revenue by product
(In thousands of U.S. dollars)		2006		2005		2004
DVD	$1,001,574	52%	$1,062,987	51%	$1,025,389	51%
High-definition discs	5,637	-		-		-
VHS video cassette	5,908	-	18,113	1%	65,154	3%
Audio CD/CD-ROM/cassettes	264,453	14%	327,706	15%	324,326	16%
Printing	212,888	11%	234,044	11%	225,388	11%
Distribution	310,369	16%	290,273	14%	208,835	10%
Merchandising	122,853	6%	132,195	6%	143,368	7%
Other	16,957	1%	32,762	2%	34,178	2%
	$1,940,639	100%	$2,098,080	100%	$2,026,638	100%

1.1    The pre-recorded media industry
The pre-recorded media industry is characterized by the physical distribution of music and video content. The industry, primarily dominated by DVDs and CDs, mainly serves major motion picture studios and music labels by providing a medium for the delivery of their content. Since the demand for these products is concentrated within a few large movie studios and music labels, each content owner, particularly with respect to DVDs and CDs, represents a sizeable business opportunity for replicators who have the required scale and distribution capabilities.

The pre-recorded media industry has experienced significant format changes over time. The key for manufacturers is to adapt to format evolutions while maintaining quality and service levels. The DVD has evolved as the leading format for video while the CD is the leading format for audio. Pre-recorded packaged media go through a product life cycle of launch, penetration of playback equipment and gradual obsolescence as new formats emerge. As these product formats have developed, Cinram has succeeded in modifying its production facilities in response to customer needs to shift production to emerging formats. Through our strong customer relationships and reputation for quality, we have developed the expertise to manufacture new and successor formats alongside established formats that are at a more mature stage of their life cycle, while actively managing the transition of our customer base to newer formats.

The DVD industry
Major motion picture studios have adopted a sell-through philosophy with DVDs, maintaining attractive price points to encourage sales of DVDs rather than rentals, with the result that the DVD release of a film is increasingly viewed by studios as a critical component of a film’s profitability. This sell-through philosophy has also been widely accepted by big-box retailers, such as Wal-Mart, which use DVDs to attract customers into their stores and encourage impulse purchases.

The DVD format currently represents the primary source of revenue for the pre-recorded media industry and for Cinram. The key drivers for the steady demand for the DVD format include strong DVD player penetration due to declining prices of DVD players; aggressive retail pricing of DVDs; and a comprehensive list of titles and genres. Strong consumer adoption of the DVD technology is evident in the growth of household penetration of DVD players. According to industry trade association Digital Entertainment, DVD household penetration in the United States reached 80% at the end of 2006. According to Understanding & Solutions (U&S), an industry research and consulting firm, North American DVD-video production increased 4% to 2.9 billion units in 2006 from 2.8 billion units in 2005 and Western European DVD-video production was up 13% to 2.4 billion units from 2.1 billion units in 2005. While the DVD replication industry experienced further expansion in disc production volumes during 2006, the DVD-Video sector has reached maturity and the growth rate has levelled off in comparison to previous years.

The average replication prices for DVDs (as measured in the industry by the price of replicating raw DVD-9 discs) are expected to decline in coming years as a result of defined contractual commitments and industry demand. We expect that these future price declines will be significantly less than earlier price declines, as was the case with other formats as they matured.

2006 ANNUAL REPORT    7

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

There are two main disc formats competing to become the standard for next-generation pre-recorded media high-definition discs: HD-DVD and Blu-ray. While we are currently manufacturing discs for both formats, the volume has been low due to the respective delays of their launch and the high entry price of players. We also believe that consumers are reluctant to commit to a new format until a single standard has emerged. Although management expects the existing DVD format to remain the home video standard for several years to come, we believe that the replication of high-definition discs represents a significant opportunity to participate in another leg of growth in the industry.

We continue to believe that electronic delivery of pre-recorded content and the unauthorized copying and distribution of video files do not currently pose a material threat to our DVD business. Based on the sell-through pricing of DVDs, combined with the cost and quality issues associated with the unauthorized transfer and downloading of video files, management believes that consumers will continue to purchase and rent DVDs. In addition, we expect that future high-definition disc formats will employ new technology that makes unauthorized distribution and piracy much more difficult than it is today.

The CD industry
The CD currently is the standard format for the music industry. CD volumes peaked in 1999, and have since declined due to several factors including the advent of file-sharing and digital distribution through websites, increased piracy, unlicensed downloading, and a lack of new hit titles and gold/platinum releases. We believe that, over the past few years, the music industry has tried to mitigate the impact of digital distribution challenges by more aggressively fighting piracy and unlicensed downloading, as well as refocusing on promoting artists, developing new genres and devising creative marketing strategies (e.g., multi-disc sets and bundling with other products such as DVDs and apparel).

According to U&S, the volume of North American and Western European supply of CDs declined by 7% in 2006 to 6.4 billion discs. U&S also anticipates that this decline will continue in 2007, with volumes expected to fall by 11% to 5.6 billion discs. As CD replication continues to be affected by declining order volumes, price competition, industry overcapacity and lower order run sizes, rationalization and consolidation are likely to continue within the CD manufacturing industry.

1.2    Our strategy
Our strategy has been to secure exclusive, large-scale, multi-year DVD and CD replication and distribution agreements in North America and Europe. As our customers make the transition to high-definition discs (Blu-ray or HD-DVD), we expect to leverage our strong presence in North America and Western Europe, as well as our established manufacturing and distribution infrastructure to capitalize on the new opportunities afforded by this transition. We believe that our highly developed manufacturing and distribution platform and our experience in adapting to new formats in an efficient and cost-effective manner will enable us to remain a leader in the pre-recorded media industry.

Going forward, while we continue to focus on providing best-in-class service to our existing customers; we will also look to leverage our proven platform and core competencies by:
• Expanding our geographic reach in the entertainment media manufacturing marketplace;
• Garnering manufacturing outsourcing opportunities in other industries;
• Pursuing finishing and direct-to-retail supply chain contracts in other industries;
• Making strategic acquisitions that fall in line with these objectives.

In pursuing these new strategic initiatives, we will be diligent in exercising financial discipline while ensuring we pursue opportunities that are accretive to our unitholders and that provide synergies with our existing operations.

8    CINRAM INTERNATIONAL INCOME FUND

2.    2006 PERFORMANCE
DVDs continued to be the dominant source of revenue and the main driver of operating profit for Cinram in 2006. DVD revenue accounted for 52% of consolidated revenue in 2006, compared with 51% in both 2005 and 2004. We replicated 1.2 billion discs in 2006 compared with 1.3 billion in 2005 and 1.2 billion in 2004.

Selected annual financial information
(In thousands of U.S. dollars)	2006	2005	2004
Revenue	$1,940,639	$2,098,080	$2,026,638
EBITA excluding unusual items	356,413	397,161	380,421
EBITA	377,208	390,883	382,134
EBIT	140,388	167,014	162,399
Net earnings	51,753	82,426	75,824
Basic earnings per share	$0.89	$1.44	$1.34
Diluted earnings per share	$0.89	$1.43	$1.32
Cash flow from operations	$226,546	$257,340	$129,400
Cash distributions and dividends declared per unit/share (basic)	$1.88	$0.10	$0.09
Total assets	$1,830,621	$2,013,942	$2,097,033
Total long-term liabilities	$761,740	$835,562	$947,284
Working capital	$282,524	$146,793	$11,109

For the year ended December 31, 2006, revenue was down 8% to $1.9 billion from $2.1 billion in 2005, and down 4% from $2.0 billion in 2004. Consolidated revenue was impacted by Cinram’s heavy customer concentration in 2006, as our largest customer, Warner Home Video, experienced difficult prior year comparisons and lower performance on its 2006 theatrical slate that led to a decline in their home video sales. Despite this, the Digital Entertainment Group, an industry trade association, reported that North American DVD industry shipments grew 2% in 2006.

Consolidated DVD revenue was down as a result of lower unit shipments year over year as well as lower prices. Historically, price declines have been offset by increased unit volume, process efficiencies and cost reductions. Lower DVD unit volume for Warner Home Video also led to a corresponding decline in our printing sales. Consolidated revenue was also impacted by a 19% drop in CD sales in 2006, in part because we ceased our CD operations in France mid-year.

EBITA adjusted for unusual items decreased to $356.4 million from $397.2 million in 2005 and $380.4 million in 2004 due to lower DVD and CD unit volumes as well as a related decline in printing sales combined with price declines. These factors were partially offset by cost reductions and lower raw material costs. We recorded adjusted EBITA margins of 18% in 2006, compared with 19% in both 2005 and 2004.

Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the timing and value of customer orders, fluctuations in materials and other costs, and the relative mix of value-added products and services. Our business is seasonal as a large portion of our revenue and earnings are recorded in the fourth quarter, since most large-scale home video release dates are clustered around the American Thanksgiving and Christmas holiday shopping seasons. The timing of the release schedule as well as the success of a few titles can play an important role in December re-order volumes and, in turn, influence our full-year results. We benefited from strong production volumes straight through year end in 2006. By comparison, production volumes were much weaker in December 2005 because of softer year-end order levels.

2006 ANNUAL REPORT    9

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Summary of quarterly results
			Earnings per unit/share
(In thousands of U.S. dollars, except per unit/share amounts)	Revenue	Net earnings	Basic	Diluted
2006	$1,940,639	$51,753	$0.89	$0.89
Ql	447,827	8,025	0.14	0.14
Q2	398,946	(67,298)	(1.17)	(1.17)
Q3	477,152	15,366	0.26	0.26
Q4	616,714	95,660	1.64	1.64
2005	$2,098,080	$82,426	$1.44	$1.43
Q1	453,818	4,075	0.07	0.07
Q2	449,586	4,584	0.08	0.08
Q3	544,651	35,543	0.62	0.61
Q4	650,025	38,224	0.67	0.67
2004	$2,026,638	$75,824	$1.34	$1.32
Q1	462,237	14,972	0.27	0.26
Q2	425,411	8,477	0.15	0.15
Q3	494,772	17,822	0.31	0.31
Q4	644,218	34,553	0.61	0.60

Over the last two years, the release schedule has become more compressed as the peaks in demand have risen while the seasonal troughs have widened. Although we have made significant investments to increase our DVD manufacturing and distribution services capacity to accommodate our growing customer base and handle peak demand, unanticipated changes, such as the rescheduling of a release date or the late arrival of content or assembly components, can disrupt our manufacturing schedule. This typically results in the need to outsource production to a third party to meet customer deliverables. We generate lower margins on units that are offloaded to third parties. While we offloaded substantially similar unit volumes in 2006 and 2005, in 2006 we were only required to offload in the fourth quarter.

Our results can also be hit-driven, based on the demand for our customers’ content. With our high customer concentration, we are dependent on our customers’ ability to capture and maintain their market share of consumer spending, especially in home video. In 2006, our three largest customers accounted for 34%, 25% and 12% of consolidated revenue, respectively, compared to 37%, 19% and 12%, respectively, in 2005. Customer concentration was a large contributing factor in the decline in full-year revenue in 2006.

3.    SEGMENTED RESULTS

3.1    Industry segments
(In thousands of U.S. dollars)		2006		2005
Home Video	$1,013,119	52%	$1,081,100	52%
Audio/ROM	264,453	14%	327,706	15%
Printing	212,888	11%	234,044	11%
Distribution	310,369	16%	290,273	14%
Other	139,810	7%	164,957	8%
Total	$1,940,639	100%	$2,098,080	100%

3.1.1 Home Video
Revenue from our Home Video segment, which includes DVD, high-definition discs and VHS video cassette sales, decreased by 6% to $1.0 billion from $1.1 billion in 2005, reflecting the impact of lower DVD sales from our largest customer, Warner Home Video, and lower average selling prices. DVD sales represented 99% of the Home Video segment in 2006, up from 98% in 2005. Revenue

10    CINRAM INTERNATIONAL INCOME FUND

from VHS video cassettes fell another 67% to $5.9 million in 2006 from $18.1 million in 2005. We began manufacturing high-definition discs in 2006 and recorded $5.6 million of revenue for this new format in the Home Video segment during the year. By comparison, we did not record any high-definition revenue in 2005.

The Home Video segment represented 52% of our consolidated revenue, on par with 2005.

3.1.2 Audio/ROM
Revenue from our Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 19% to $264.5 million from $327.7 million in 2005. During 2006 we ceased all CD/CD-ROM replication activities in France, which led to a significant decline in our Audio/ROM segment sales for the year. Overall, our CD/CD-ROM sales continued to show weakness in 2006 on lower unit shipments across all our territories and very mild declines in average selling prices. Audio cassette revenue fell 55% to $2.6 million from $5.8 million in 2005, representing less than 1% of consolidated revenue in both years.

The Audio/ROM segment accounted for 14% of consolidated revenue in 2006, down slightly from 15% in 2005.

3.1.3 Printing
Printing revenue was down 9% to $212.9 million from $234.0 million in 2005. A significant portion of our printing revenue is derived from DVD sales. Our largest printing customer is Warner Home Video. The combination of lower DVD unit volume for Warner Home Video and a general decline in CD manufacturing volume (for which we also print components) led to the decline in revenue from our printing segment in 2006. Printing sales accounted for 11% of consolidated revenue in 2006, consistent with 2005.

3.1.4 Distribution
Distribution and fulfillment services revenue was up 7% to $310.4 million from $290.3 million in 2005, with the full-year contribution of new business from Twentieth Century Fox Home Entertainment in Europe. Some of our major customers also shipped a greater proportion of units from inventory that was replicated in previous periods. Distribution accounted for 16% of consolidated revenue compared to 14% in 2005.

Distribution and fulfillment services continue to be a major factor in our ability to attract and retain customers, as pre-recorded DVD and CD manufacturing has become a commodity business. Our large studio customers increasingly look to Cinram to provide complete manufacturing to retail distribution solutions that allow them to concentrate their efforts on their own core competencies in the creation of content. As a result, we have honed and expanded our distribution and fulfillment service offerings by opening customer-dedicated distribution centres in Tennessee and have made enhancements to our distribution facility in Alabama to provide our customers with increased frequency of shipments, more customized order sizes and the ability to handle more stock-keeping units.

In the future, we expect to leverage our distribution and fulfillment platform to grow our business.

3.1.5 Other
Giant Merchandising generated revenue of $122.9 million, down 7% from $132.2 million in 2005 due to a soft tour schedule for performing artists and a reduction in apparel sales. Giant Merchandising represented 6% of consolidated sales in 2006, consistent with 2005.

Revenue from other non-core activities decreased to $16.9 million from $32.8 million in 2005. Reduced revenue associated with these activities included authoring and other pre-production services, information technology, and the sale of components, stampers and digital linear tapes.

Revenue from the Other segment represented 7% of consolidated revenue in 2006 compared with 8% in 2005.

3.2    Geographic segments
(In thousands of U.S. dollars)		2006		2005
North America	$1,418,583	73%	$1,556,294	74%
Europe	522,056	27%	541,786	26%
Total	$1,940,639	100%	$2,098,080	100%

2006 ANNUAL REPORT    11

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

3.2.1 North America
North American revenue decreased 9% to $1.4 billion from $1.6 billion in 2005 principally due to lower DVD, CD and printing sales. North American DVD revenue was down 7% to $710.5 million from $761.5 million in 2005 as a result of lower volume and lower average selling prices. North American VHS video cassette sales were down 57% to $5.5 million from $12.7 million in 2005, and CD (audio and ROM) sales decreased 18% to $180.9 million from $220.6 million in 2005 largely due to lower unit volume.

Printing revenue was down 9% to $212.9 million from $234.0 million in 2005. A significant portion of our printing revenue is derived from DVD sales. Our largest printing customer is Warner Home Video. The combination of lower DVD unit volume for Warner Home Video and a general decline in CD manufacturing volume (for which we also print components) led to the decline in revenue from our printing segment in 2006. Printing sales accounted for 11% of consolidated revenue in 2006, consistent with 2005.

Distribution revenue was down 2% in 2006 to $176.9 million from $179.9 million in 2005 as some of our customers required fewer distribution services than in previous periods.

Giant Merchandising generated revenue of $122.9 million, down 7% from $132.2 million in 2005 due to a soft tour schedule for performing artists and a reduction in apparel sales. Giant Merchandising represented 6% of consolidated sales in 2006, consistent with 2006.

North America accounted for 73% of consolidated revenue in 2006, down from 74% in 2005.

3.2.2 Europe
European revenue decreased 4% to $522.1 million from $541.8 million in 2005 as a result of lower DVD and CD sales, which were offset by an increase in distribution revenue.

European DVD revenue decreased 3% to $291.0 million from $301.5 million in 2005, and European VHS video cassette revenue fell 93% to $0.4 million from $5.4 million in 2005 due to lower demand for these products from our customers.

European CD (audio and ROM) revenue was down 20% to $81.0 million from $101.4 million in 2005, principally as a result of the cessation of CD manufacturing operations in Louviers, France in early 2006.

European distribution revenue was up 21% to $133.5 million from $110.4 million in 2005 as one of our major European clients shipped more units from inventory that were replicated in previous periods, combined with the full-year contribution from Twentieth Century Fox Home Entertainment.

European Other revenue from non-core activities decreased to $15.7 million from $22.6 million in 2005.

As a percentage of consolidated sales, European revenue increased to 27% from 26% in 2005.

4.    GROSS PROFIT
Gross profit was down 7% to $384.3 million from $412.1 million in 2005, in line with the 8% decline in year-over-year consolidated revenue. In 2006, we replicated fewer DVDs and CDs, our average DVD selling prices decreased, and we experienced a decline in printing and merchandising sales, which contributed to the year-over-year decline in gross profit. A portion of these margin declines were offset by a reduction in fixed costs associated with the closure of our Commerce, California, facility as well as improved per unit contribution margins for DVDs and CDs due to raw material cost savings, cost reductions and improved efficiencies. Amortization expense from capital assets, which is included in the cost of goods sold, decreased to $152.7 million from $153.9 million in 2005. While amortization of capital assets in the printing segment increased by 6% in 2006 as several new printing presses were put into operation during the year, 63% of total capital asset amortization expenses related to DVD.

We record volume rebates as a reduction of revenues based on management’s best estimate of sales volumes. Our 2006 gross profit margin was positively impacted by a credit to revenue of approximately $10.0 million as a result of revised estimates of fiscal 2006 sales volumes.

12    CINRAM INTERNATIONAL INCOME FUND

Our European results were positively impacted by the weakening of the U.S. dollar relative to the Euro given that many expenses are U.S. dollar denominated. We experienced a realized foreign exchange gain (included in cost of goods sold) of $5.5 million in 2006, compared with a foreign exchange loss of $5.2 million in 2005.

As a percentage of consolidated revenue, gross profit was consistent with 2005 at 20%.

5.    GOODWILL AND LONG-LIVED ASSETS
During the fourth quarter of 2006, we performed our annual goodwill and long-lived asset impairment testing and concluded that no impairment had occurred based on the Fund’s projected future cash flows. The goodwill amount relates primarily to the 2003 acquisition of the assets of Time Warner Inc.’s DVD manufacturing, CD manufacturing and distribution and printing businesses.

6.    AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES
We recorded amortization of intangible assets and deferred financing fees of $67.2 million compared with $70.0 million in 2005.

As a result of the May 5, 2006, conversion to an income trust, we terminated our previous credit facility and entered into a new, five-year, senior secured credit facility for $825.0 million, consisting of a $675-million term loan and a $150-million revolving credit facility. In May 2006, we recorded deferred financing fees of $6.0 million relating to the new credit facility. The costs related to this credit facility are being amortized over a five-year period, and we recorded amortization expense of $0.8 million in 2006. The deferred financing fees on the original debt facility of $16.9 million were fully written off. We completed our intangible asset impairment test at the end of 2006 and concluded that there was no impairment.

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses, which include sales and marketing expenses, consulting expenses, office expenses and non-manufacturing related salaries and professional fees, increased 7% to $180.5 million from $168.8 million in 2005. We incurred severance charges, increased costs relating to Sarbanes-Oxley compliance, and one-time advisory costs relating to various projects in 2006. Selling, general and administrative expenses represented 9% of consolidated revenue in 2006 compared with 8% in 2005.

8.    UNUSUAL ITEMS
(In thousands of U.S. dollars)	2006	2005
Write-off of deferred financing fees	$16,945	$-
Gain on settlement of hedging arrangement	(5,020)	-
Facility restructuring	10,555	4,266
Transaction costs	5,719	2,012
Gain on sale of real estate	(17,463)	-
Partial release of cumulative translation adjustment	36,380	-
Hedge ineffectiveness of U.S. dollar denominated debt	12,650	-
Reversal of liabilities	(63,616)	-
	$(3,850)	$6,278

8.1    Write-off of deferred financing fees and gain on settlement of hedging arrangement
In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five-year credit facility. As a result, we wrote off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility, and we paid $6.0 million of financing fees related to the new credit facility. The costs related to the new credit facility are being amortized over a five-year period. Accordingly, we recorded an amortization expense of $0.8 million in 2006.

2006 ANNUAL REPORT    13

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Also, as a result of the conversion to an income trust, we terminated our previous interest rate hedging arrangement resulting in net cash proceeds and gain of $5.0 million.

8.2    Facility restructuring
In the first quarter of 2006, we finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The plan was finalized in early March and termination notices were given to approximately 350 employees. We recorded costs of $3.4 million as an unusual item in 2006. The restructuring was completed during the fourth quarter of 2006. As at December 31, 2006, $1.3 million related to pension liabilities remained unpaid.

Also in the first quarter of 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France, resulting in contractual severance, employee-related costs and other costs amounting to $4.7 million. Additional charges of $2.5 million were subsequently recorded, representing further labour charges combined with costs associated with the closure of a sales office in Paris, France. The remaining liability of $2.7 million is expected to be paid out in the first quarter of 2007.

During 2005, we formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005 and termination notices were given to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3.6 million were recorded as an unusual item in our printing business segment in 2005.

8.3    Transaction costs
During 2006, we incurred costs of $5.7 million to convert into an income trust in addition to the fees of $2.0 million that were incurred in 2005. These costs included fees paid to financial, tax and legal advisors, and were recognized as unusual items.

8.4    Gain on sale of real estate
In the fourth quarter of 2006, we sold our DVD and CD manufacturing facility in Commerce, California, resulting in a gain of $15.0 million. We also sold our Amityville, New York, printing facility in the fourth quarter of 2006, resulting in a gain of $2.4 million.

8.5    Partial release of cumulative translation adjustment
During 2006, two of our wholly-owned subsidiaries made partial repayments of capital, resulting in a partial release of the cumulative translation adjustment loss to earnings. In addition, during 2006, as a result of converting to an income trust, two of our subsidiaries were dissolved and the residual cumulative translation adjustment loss was released to earnings.

8.6    Hedge ineffectiveness on U.S. dollar denominated debt
During December 2006, we recorded an unrealized foreign currency exchange loss relating to U.S. dollar denominated debt held by our Canadian subsidiary.

8.7    Reversal of accrued liabilities
We incur royalty charges for the use of third-party replication technologies. These royalty charges are recorded as a cost of goods sold at the time of shipment on a per unit basis according to contractual terms and conditions or our best estimates. In situations where formal license agreements are not in place, we use our best estimates, which are subject to periodic review. As adjustments become necessary, they are made in the period when they become known. A significant change in the royalty rates used could have a material impact on our provision for royalties and net earnings. In the fourth quarter of 2006, we recorded a reduction of $63.6 million of estimated liabilities.

9.    INTEREST EXPENSE
Interest expense decreased to $48.8 million in 2006 from $51.1 million in 2005, as our lower debt balance offset the impact of a higher average interest rate on the floating portion of our long-term debt in 2006. The weighted average interest rate on our long-term debt in 2006 was 6.9% compared with 6.1% in 2005.

During 2006, in connection with the conversion to an income trust, we repaid our previous credit facility and entered into a five-year $825-million senior secured credit facility. The credit facility consists of a $675-million term loan and a $150-million revolving credit facility. The interest rate spread on the new term loan is LIBOR plus 175 basis points, subject to certain financial ratios. During 2006, we did not borrow any amounts under the revolving credit facility.

14    CINRAM INTERNATIONAL INCOME FUND

10.    INTEREST INCOME
We earned interest income of $4.2 million in 2006 compared with $0.9 million due to higher cash balances.

11.    INCOME TAXES
Our effective tax rate for the year was 46% primarily because there were no tax benefits associated with the cumulative translation adjustment charges incurred during the year. Furthermore, we recorded valuation allowances in Canada resulting from pre-tax losses generated in our Canadian operations. Excluding these items, the effective tax rate would have been approximately 19% in 2006 compared with 29% in 2005.

12.    EARNINGS
Net earnings decreased to $51.8 million or $0.89 per basic unit/share from $82.4 million or $1.44 per basic share in 2005 as a result of lower sales, resulting in lower gross profit margins, combined with increased selling, general and administrative costs and a higher income tax expense.

13.    LIQUIDITY AND CAPITAL RESOURCES
Cinram’s principal sources of funds include cash flow from operating activities and funds provided under our credit facility. Our primary uses of funds include unitholder distributions, maintenance and growth capital spending, and principal repayments on our credit facility.

Sources and uses of cash
(In thousands of U.S. dollars)	2006	2005
Cash flow from operating activities	$226,546	$257,340
Cash flow from financing activities	(145,767)	(125,440)
Cash flow from investing activities	(20,480)	(79,252)

We ended 2006 with a cash balance of $152.7 million, up from $89.9 million in 2005. We generated cash flow from operations of $226.5 million compared with $257.3 million in 2005, primarily as a result of lower net earnings.

Cash used in financing activities was $145.8 million in 2006 compared with $125.4 million in 2005. In conjunction with the conversion to an income trust, we repaid our long-term credit facilities of $684.9 million and subsequently entered into a $675-million term loan as part of a five-year $825-million senior secured credit facility. Pursuant to becoming an income trust in May 2006, we began paying distributions in June 2006. We paid a total of $93.7 million in distributions during the year. By comparison, we did not pay any distributions in 2005. However, we did pay a quarterly dividend of C$0.03 per share in 2005.

As of December 31, 2006, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) improved to $522.8 million from $646.4 million at December 31, 2005.

At December 31, 2006, we had total assets of $1.8 billion compared with $2.0 billion at December 31, 2005. The reduction in total assets was primarily attributable to amortization of intangible and capital assets as well as the write-off of deferred financing fees of $16.9 million.

13.1    Capital spending
We paid $57.6 million for capital assets in 2006, principally for high-definition disc and printing equipment and maintenance capital spending, compared with $99.8 million in 2005. Our capital spending was significantly less than the $120 million we initially budgeted in early 2006 (which was included in our 2005 annual report), as our budget was predicated in part on higher volumes combined with an aggressive mid-year launch of both high-definition formats. A significant delay in the launch of the Sony PlayStation 3 was one of the major factors that caused our forecasts for high-definitions discs to decline during the year and, in turn, reduced our high-definition disc capital spending requirements. A significant portion of our capital spending in 2007 will be directed toward ramping up capacity for the production of high-definitions discs.

2006 ANNUAL REPORT    15

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

We anticipate that all capital spending and debt repayments for the foreseeable future will be financed with cash generated from operations, which will be supplemented, if and as necessary, by borrowing under our existing revolving credit facility. We also believe that outside sources for additional debt and equity financing will, if needed, be available to finance debt repayment, expansion projects and accretive acquisitions. The form of any financing will vary depending on prevailing market and other conditions. However, there can be no assurance that funds will be available on terms acceptable to Cinram.

13.2    Long-term debt
In May 2006, in connection with the income trust conversion, we entered into a credit facility and repaid all balances outstanding under our previous facilities. The new arrangement is a five-year senior secured credit facility for $825 million that matures on May 6, 2011, and is made up of a $675 million term loan and a $150 million revolving credit facility that bears interest at LIBOR plus 175 basis points, subject to financial ratios. The term loan requires principal repayments of 1% of the principal amount per annum, payable on a quarterly basis. During 2006, we did not borrow any amounts under the revolving credit facility.

13.3    Debt covenants
Our credit agreement has the following significant covenants:

• Leverage not to exceed 2.75x EBITA;
• Minimum interest coverage ratio of 4.00 : 1.00;
• Annual capital expenditures not to exceed $150 million;
• Restrictions of distributions when leverage exceeds 2.50 : 1.00;
• Minimum liquidity consisting of cash on hand and revolver availability of $37.5 million; and
• Restricted payment covenant.

At December 31, 2006, we were in compliance with all of the terms and covenants of our credit agreements. Based on our current internal forecasts, we anticipate remaining compliant with our debt covenants. Under the terms of our credit agreement, we are obliged to make a mandatory offer to prepay the credit facilities from the following:
• 75% of net cash proceeds of non-ordinary course asset sales subject to certain reinvestment rights;
• 50% of proceeds of debt issuance;
• 75% of certain insurance proceeds (in excess of $5 million) subject to exceptions including replacement and repair of affected assets; and
• 50% of net proceeds of equity issuance.

The credit agreement is guaranteed by each of Cinram International Inc.’s existing and future material subsidiaries, and will be secured by all of the assets of each guarantor, including but not limited to (a) a first-priority pledge of all the capital stock of each of the subsidiaries of Cinram International Inc., and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of each guarantor (including but not limited to all material multi-year revenue-generating contracts, accounts receivable, inventory, equipment, leaseholds, investment property, intellectual property, real property, cash and proceeds of the foregoing).

13.4    Long-term obligations
At December 31, 2006, we had contractual obligations that require future payments as follows:

(In millions of U.S. dollars)	Long-term debt	Capital	Operating	Total
2007	10.6	1.0	29.7	41.3
2008	6.8	0.8	26.1	33.7
2009	6.8	0.8	18.7	26.3
2010	6.8	0.8	13.0	20.6
2011	644.6	0.7	7.3	652.6
2012 and after	-	1.0	2.2	3.2
Total	675.6	5.1	97.0	777.7

16    CINRAM INTERNATIONAL INCOME FUND

All of Cinram’s debt and future commitments are disclosed in NOTES 8 and 9 to the consolidated financial statements for the years ended December 31, 2006 and 2005.

13.5    Other financial instruments
In 2006, we executed interest rate and currency hedges providing protection against both interest rate and currency exchange volatility. We entered into a five-year $400-million swap agreement fixing the interest rate at 5.55%. When added to the spread over LIBOR on our credit facility, the all-in rate is 7.3%. We also entered into a currency option swap for $64 million, selling U.S. dollars for Canadian dollars at predetermined prices for the period from August 2006 to July 2007. The currency swap is a means of hedging our Canadian dollar distribution payments.

13.6    Capital stock, dividends and distributions
At December 31, 2006, we had 57.3 million units issued and outstanding in addition to 1.1 million exchangeable Cinram International Limited Partnership units issued and outstanding (which units are exchangeable for Fund units on a one-for-one basis). The Fund also had 150,000 unit options outstanding at December 31, 2006, all of which were vested and exercisable.

Cinram’s Trustees declared the following cash distributions in 2006:

Payment date	Distribution amount (In Canadian dollars)
June 15, 2006	$0.2177
July 15, 2006	$0.25
August 15, 2006	$0.25
September 15, 2006	$0.2708
October 16, 2006	$0.2708
November 15, 2006	$0.2708
December 15, 2006	$0.2708
January 15, 2007	$0.2708

Subsequent to December 31, 2006, Cinram’s Trustees declared cash distributions of C$0.2708 per unit, payable on or about February 15, 2007, March 15, 2007, and April 15, 2007, to both unitholders and Class B limited partnership unitholders of record at the close of business on January 31, 2007, February 28, 2007, and March 30, 2007, respectively.

The Fund and the Partnership’s current annualized distribution rate is C$3.25 per unit, payable in monthly distributions of C$0.2708 per unit. In accordance with the distribution policy of both the Fund and the Partnership, unitholders of record at the close of business on the last business day of each calendar month are paid a distribution on or about the 15th day of the following month.

We believe that our current distribution policy is sustainable, and we anticipate that distribution payments for the foreseeable future will be financed with cash generated from operations, which will be supplemented, if and as necessary, by borrowing from our existing revolving credit facility.

14.    RELATED PARTY TRANSACTIONS
In 2006, we paid the following amounts to related parties:
•    Paid $1.7 million (2005: $0.6 million) to a law firm where one of our directors (Norman May) and one of our officers (Monique Rabideau) are partners. At December 31, 2006, there was an amount outstanding of $189,000 due to the law firm.
•    Paid $57,000 (2005: $207,000) to a director of the Fund (Henri A. Aboutboul) for consulting services.
•    On June 30, 2006, Isidore Philosophe, Cinram’s founder and chief executive officer, resigned from the Fund. Effective July 1, 2006, we entered into a 30-month consulting agreement with Philfam Investments, a corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Trustees and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investments will receive a consulting fee of $1.2 million per annum, payable in equal quarterly installments.

2006 ANNUAL REPORT    17

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

15.    RISKS AND UNCERTAINTIES

15.1    Risks relating to the business
Development or proliferation of digital distribution alternatives, including copying and distribution of music and video files Our business is dependent on the continued viability and growth of physical distribution of music and video through authorized pre-recorded media. Alternative distribution channels and methods, both authorized and unauthorized, for delivering music have eroded our volume of sales and the pricing of our products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music and video files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as analog recorders, personal video recorders, CD and DVD burners and portable MP3 (and other file formats) music and video players, widespread access to the Internet and the increasing number of peer-to-peer digital distribution services that facilitate file transfers and downloading. Over the past few years, music files have accounted for most of the transfer and downloading, a substantial amount of which was conducted without authorization from the content owners. While certain industry associations, such as the Recording Industry Association of America and the Canadian Recording Industry Association, have launched or attempted to launch legal actions against persons engaged in, or Internet service providers facilitating, frequent unauthorized downloading and sharing of files, there can be no assurance of the ultimate outcome of any such lawsuits or that the efforts of these industry associations will be able to effectively manage these concerns. During the last few years, music industry labels and other content owners, including some of our customers, have entered into arrangements with Internet music providers that broaden the opportunities for legitimate downloading. We expect that file sharing and downloading, both legitimate and illegal, will continue to exert significant downward pressure on the demand for CDs. As current technologies improve, the digital transfer and downloading of video files will likely become more widespread. Certain of our customers have begun to develop or partner with new services for the authorized digital distribution of their movies and television programs. As the speed and quality with which video files can be transferred and downloaded improves, file sharing and downloading may exert significant downward pressure on the demand for DVDs in the future. Demand for our products has also been, and is expected to continue to be, adversely affected by CD and DVD piracy, which is the unauthorized production of music and movies for commercial sale. In addition, our business faces pressure from emerging distribution alternatives, like video-on-demand, or VOD, and personal digital video recorders. These services may offer more attractive pricing or more convenient delivery and, as a result, could materially reduce demand for pre-recorded CDs and DVDs. File sharing, downloading (both legal and illegal) and piracy have contributed to a significant decrease in volumes, and have put significant pressure on the retail price of CDs. As a significant portion of our revenue is derived from the sale of DVDs and CDs, continued file sharing, downloading (both legal and illegal) and piracy or the growth of other alternative distribution channels and methods could materially adversely affect the Fund’s business, financial condition and results of operations.

Economic trends and consumer preferences
Our financial performance depends on consumer demand for our customers’ products. A significant portion of the purchases of pre-recorded media products sold by our customers are discretionary. Accordingly, weak economic conditions or outlook or weak consumer confidence could significantly reduce consumption in any of our customers’ major markets, thereby causing material declines in our revenue and net earnings. In addition, due to the discretionary nature of their products, our customers must continually compete for the public’s leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants. They also compete for retail shelf space with other consumer goods. As a result of this competition, demand for our customers’ products could be reduced and, accordingly, sales volumes and gross profit margins of the Fund could be adversely affected.

Significant competitive and pricing pressures
We are engaged in an industry that is highly price competitive. Some of our competitors are companies, or divisions or operating units of companies, which have greater financial and other resources than the Fund. In addition, competitive pressure is exerted by lower-cost, offshore replicators. We may not be able to compete successfully in our industry, and this could have a material adverse effect on the Fund’s business, results of operations and financial condition. Furthermore, our multi-year contracts with our customers frequently contain a market price test and most favoured nations clauses that may, depending on prevailing industry prices, require that we lower the prices we charge our customers.

18    CINRAM INTERNATIONAL INCOME FUND

Many of our customers have recently undergone, or may undergo, consolidation. As our customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on our products which would adversely affect the Fund’s margins. If any one of our customers is acquired by or consolidates with another participant in the industry that has either an existing relationship with one of our competitors or the internal capacity to supply the same products and services that we provide, we may lose that customer and the Fund’s results of operations may be materially adversely affected.

Dependence on a limited number of large customers with substantial bargaining power and renewal of contracts
We operate in an industry in which there is a high degree of customer concentration. Our three largest customers are Warner Home Video, Twentieth Century Fox Home Entertainment and Warner Music Group. Collectively, these three customers accounted for approximately 71% of our consolidated 2006 revenue. Warner Home Video, our largest customer, accounted for 34% of our 2006 consolidated revenue. If any one of our most significant customers, individually or collectively, discontinues its relationship with us for any reason (including as a result of our failure to perform under our contracts), the Fund’s business could be materially adversely affected. In addition, our customers face a variety of risks and competitive pressures in the industries in which they operate and if market and other factors cause them to cancel, reduce or postpone current or expected purchase commitments, the Fund’s operating results and financial condition may be adversely affected. Similarly, if our significant customers do not own the licensing and distribution rights to the content they produce, there is no assurance that we will be provided with the contract for these products regardless of the exclusive nature of our contracts. The Fund’s operating results could also be significantly impacted if one of our largest customers fails or is unable to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons.

Although our customer relationships comprise contractual arrangements of varying terms, in any given year, certain contracts come up for renewal. If we were unable to renew contracts with significant customers, either individually or as a group, under favourable terms, or if our relationship with any of these customers suffered or terminated, the Fund’s results of operations may be materially adversely affected.

Dependence on key personnel
Our operations and prospects depend, in large part, on the performance and continued service of our senior and middle management teams. The loss of key employees or the inability to attract and retain skilled employees could adversely affect our ability to effectively pursue our business strategy. Currently, only certain of our key officers and employees are bound by written employment contracts.

Increased costs or shortages of raw materials or energy
Each year we purchase significant quantities of plastics, the key raw materials used in the production of DVDs and CDs. The availability and prices of these materials may be influenced by a number of different factors, many of which are beyond our control, including weather, transportation, supply capacity constraints, delays and the price of oil. Significant shortages and price increases for the plastics we use have occurred in the past. We generally do not hedge against price increases in raw materials. If we experience raw material price increases and are either unable to pass these increases through to our customers, or if we are contractually restricted as to the timing of any increases in the amount we charge our customers, the Fund’s gross margins would be adversely affected. Also, the processes we use in our manufacturing, distribution and printing facilities are energy intensive. Therefore, increases in energy costs would adversely affect the Fund’s gross margins and, consequently, our results of operations.

Demand and pricing for mature products
Demand for our products and the prices at which we are able to sell our products generally decline as the products mature. Over the course of its product life-cycle, the CD format has experienced a substantial decline in demand and pricing. As a result, to the extent we are unable to increase our sales volumes or reduce our manufacturing costs, the Fund’s profit margin for this format may decline. We have experienced similar pricing declines in respect of the DVD format and expect to experience similar volume declines as the DVD format matures. We also expect to experience similar pricing and volume declines in any future formats that we manufacture. Therefore, to a certain extent, our long-term success depends on our ability to invest in new technologies and secure contracts with

2006 ANNUAL REPORT    19

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

our customers for new formats as they make the transition from mature formats. In addition, as a result of declines in demand for the CD format, our revenue is increasingly dependent on sales of the DVD format.

Management of the production, supply or security of products
We are required to deliver substantial volumes of products to meet the stringent requirements of our customers. Our failure to successfully manage the production or supply of our products, including the failure to meet scheduled production and delivery deadlines, or the failure to meet the quality requirements of customers, could materially adversely affect the Fund’s business, operating results and financial condition. In addition, if a person with authorized access to any of our facilities was to make and distribute an unauthorized copy of one of our customers’ audio or video files prior to the scheduled release, we could be subject to liability arising from this breach of security, and the Fund’s business operations, as well as our reputation, could be adversely affected.

We are not exposed to warranty and product liability claims in cases of product performance issues. There can be no assurance that we will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on our reputation and sales. We generally maintain insurance against many product liability risks, but there can be no assurance that this coverage will be adequate for any liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to the Fund. A successful claim that exceeds our available insurance coverage or a product recall could have a material adverse impact on the Fund’s financial condition and results of operations.

Intellectual property infringement
The industry in which we compete has many participants that own, or that claim to own, intellectual property for certain manufacturing processes we employ, the products we produce or the content that is produced by our customers. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligation is used. These estimates are reviewed periodically. In 2006, as a result of a review of management’s estimates, we recorded a reduction in estimated liabilities. While management currently believes that the revised accruals are adequate, there can be no assurance that, if we are required to obtain licensing in respect of these rights, we could obtain licensing on the terms assumed in these accruals. Furthermore, we cannot determine with certainty whether these or any other existing third party patents or the issuance of any new third party patents would require us to alter, or obtain licenses for their processes or products. There is no assurance that we will be able to obtain any such licenses on terms favourable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Additionally, the fees we pay for existing licenses could increase materially in the future when these licenses are renewed. New multimedia formats will also likely require that we obtain additional licenses. There can be no assurance that the content on the multimedia products we manufacture on behalf of our customers does not infringe upon the rights of third parties. Any claims brought against us by third parties with respect to intellectual property rights, with or without merit, could be time consuming, result in costly litigation or cause delays in our operations. Since there can be no assurance of the outcome of such claims, we may be subject to fines or penalties that could be significant. We are involved in various intellectual property-related legal actions that are in the ordinary course of its business. We cannot be certain that these actions, or any future actions, will not have a material adverse effect on the Fund’s business, operating results or financial condition.

Conduct of business internationally
A significant portion of our sales are made to customers located outside the United States and Canada, primarily in Western Europe. We expect our international operations to continue to account for a significant portion of our revenue in the future and we may expand into new international markets in the future. The economies of foreign countries important to our operations could suffer slower or negative economic growth or instability in the future. In addition, our operations and sales in foreign markets could be negatively affected by a variety of risks, including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to such laws or requirements, fluctuations in the value of foreign currencies against the Canadian and U.S. dollars, dependence on foreign distributors and their sales channels and the failure to recognize intellectual property rights. We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all applicable regulations without incurring significant additional costs.

20    CINRAM INTERNATIONAL INCOME FUND

Exchange rate fluctuations
Our operations in foreign markets expose us to the risk of foreign currency fluctuations. To the extent we incur expenses that are not denominated in the same currency as the related revenue, exchange rate fluctuations could cause our expenses to increase as a percentage of revenue, thereby negatively affecting profitability and cash flows. For example, the supply agreements for Warner Home Video and Warner Music Group are priced in U.S. dollars although our input manufacturing costs for CDs and DVDs may be priced in foreign currencies, especially in Canada and Europe. In addition, we are exposed to currency exchange rate risk on debt denominated in U.S. dollars, as a portion of our consolidated earnings are generated in different currencies. We are exposed to currency fluctuations relating to our income trust structure whereby distributions paid to unitholders are in Canadian dollars while a significant portion of earnings are generated in other currencies, principally in U.S. dollars. As a result, volatility in currency exchange rates may impact our ability to make distributions, which could have a material adverse effect on the Fund’s unit price.

Changes in interest rates
The Fund’s credit facility bears interest at variable rates with a fixed interest rate spread. The weighted average interest rate on the debt outstanding under the senior credit facility for the year ended December 31, 2006 was 6.9%. While Cinram has entered into an interest rate hedge, increases in interest rates will affect the amount of cash required to service our indebtedness under the credit facility and could have a negative impact on the Fund’s cash flows and results of operations.

Significant capital expenditures
Changes in the technology employed by the pre-recorded media industry and the emergence of the future generations of multimedia products, such as Blu-ray DVD or HD-DVD, may require us to extensively upgrade or alter our manufacturing processes and production facilities in order to offer the most up-to-date product variations. As the demands and requirements of our customers shift, it will be necessary for us to modify the products and services we offer in order to retain these customers. The costs associated with adapting our operations to these requirements will likely be significant. There can be no assurance that we will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain the resources necessary to fund product expansion and new technology development, we may not be able to successfully implement our business strategies and our market share, gross profit margins, and our results of operations could be adversely affected. In addition, we cannot be assured that any of our existing customers will continue to employ our services with respect to future generations of multimedia products.

Seasonality
Our production levels and, in turn, our revenue and cash flows, are largely affected by the schedule according to which our major customers release their products. This in turn is dependent on a variety of factors, such as consumer demand and the availability of marketable content. The Fund’s results of operations and cash flows in any period are materially affected by the timing of product releases by its customers, which may result in significant fluctuations from period to period. In addition, in the music and video industries, consumer purchases typically are made in the last three months of the calendar year. Accordingly, a significant percentage of our annual revenue and earnings is typically realized during the fourth quarter, making the fourth quarter results material to the Fund’s full-year performance. These fluctuations in our sales may adversely affect the Fund’s results from operations.

Work stoppages or other labour disruptions affecting key customers
Labour disruptions affecting our key customers or with or by the clients we service, particularly work stoppages and disputes involving those associated with the music recording or film industries, could significantly affect demand for our products. Any prolonged strikes or other forms of labour protests or disputes affecting the businesses of our customers could have a material impact on the Fund’s financial condition and results of operations.

2006 ANNUAL REPORT    21

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Environmental laws
Our manufacturing facilities are subject to a range of federal, state, provincial, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges into the air, water and land, the handling and disposal of hazardous substances and wastes, and the remediation of contamination associated with our facilities and off-site disposal locations. Compliance with existing and future environmental laws and regulations and enforcement policies may require that we incur capital and other costs, which may materially adversely affect our future financial condition. In addition, if we are found not to be in compliance with applicable environmental laws and regulations at our facilities, we may be subject to fines and penalties that could be significant.

Acquisitions
A component in the Fund’s growth strategy may be to acquire complementary businesses. Acquisitions and business combinations involve inherent risks, including assumption of transaction costs, risk of non-completion, undisclosed liabilities, assimilation and managing growth and integration. There can be no assurance, however, that we will be able to identify, acquire and integrate appropriate businesses or obtain financing for such acquisitions on satisfactory terms.

Availability of future financing
We expect that our future principal sources of funds will be cash generated from our operating activities and borrowing capacity under our credit facility. We believe that these sources will provide us with sufficient liquidity and capital resources for the foreseeable future to maintain our current distribution policy, to meet our current and future financial obligations, as well as to provide funds for our financing requirements, capital expenditures and other needs. Despite our expectations, however, we may require additional equity or debt financing to meet our financing requirements and, upon maturity of the existing credit facility, will likely need to renew or replace the facility. This financing (including any renewal or replacement of the credit facility upon maturity) may not be available when required or may not be available on commercially favourable terms or on terms that are otherwise satisfactory to the Fund.

Fluctuations in quarterly and annual operating results
A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in the Fund’s available cash, which could negatively impact our business and prospects. As discussed more fully below, these fluctuations could also increase the volatility of the price of the Fund’s units. Factors that may cause or contribute to fluctuations in our operating results and revenue include:

•  Fluctuations in demand for our products;
•	Introduction or enhancement of products and technologies by our competitors, and market acceptance of these new or enhanced products and technologies;
•
Events and conditions in the motion picture and music industries that affect the number of movies produced and distributed on home video and the number of CD albums sold, the popularity of motion pictures, and strikes by motion picture and music industry participants;

•   Consolidation by participants in the markets in which we compete, which could result in, among other things, pricing pressure;
•	The amount and timing of our operating costs and capital expenditures, including those related to the expansion of our business, operations and infrastructure;
•   Variations in the time-to-market of our technologies in the entertainment industries in which we operate;
•   Seasonal product purchasing patterns by consumers;
•
The impact of, and our ability to react to, interruptions in the entertainment distribution chain, including as a result of work stoppages at our facilities, our customers’ facilities and other points throughout the entertainment distribution chain;

•   The impact of, and our ability to react to, political instability, natural disasters, war and/or events of terrorism;
•	Adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and
•   Costs of litigation.

22    CINRAM INTERNATIONAL INCOME FUND

One or more of the foregoing or other factors may cause the Fund’s operating expenses to be disproportionately higher or lower or may cause the Fund’s revenue and operating results to fluctuate significantly in any particular quarterly or annual period. Results from prior periods are thus not necessarily indicative of the results of future periods.

Events and conditions in the motion picture industry
Our DVD sales tend to fluctuate based on the underlying trends in the motion picture industry and are driven in part by the release of hit films on home video, particularly on DVD. When box office receipts for the motion picture industry increase, we have typically seen sales of related DVDs increase as well. The number of films that are produced can be affected by a number of factors, including strikes and work stoppages within the motion picture industry, as well as by the tax incentive arrangements that many foreign governments provide filmmakers to promote local filmmaking.

A significant competitive advantage currently enjoyed by those who distribute movies via physical pre-recorded media, such as DVDs, over most other movie distribution channels, except theatrical release, is the early timing of the DVD release “window.” This window is exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable, and network and syndicated television. The length of the window for DVDs varies, typically ranging from 30 to 90 days for North American domestic releases and from 120 to 180 days for international releases. Thereafter, movies are made sequentially available to television distribution channels. As some studios have begun to experiment with collapsing this window, we may be materially adversely affected if the length of the DVD release window is shortened or if the DVD release window is no longer as exclusive and newly released movies are made available earlier through other distribution channels. As a result, consumers would no longer need to wait until after the DVD release window to view a newly released movie on other media, which could have a material adverse effect on our financial condition or results of operations.

Failure to maintain internal controls
We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial, accounting, and information technology controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently.

Any failure to maintain adequate internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase the Fund’s operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that the Fund’s internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect the price of the Fund’s units.

15.2 Risks relating to the Fund’s units
Dependence on Cinram International ULC and its affiliates
The Fund is an open-ended, limited purpose trust, which, for purposes of its income, will be entirely dependent on Cinram International ULC (Cinram ULC) and Cinram ULC’s interests in Cinram International Inc. and Cinram International LLC (Cinram LLC) (and their respective affiliates). Although the Fund intends to distribute the interest and distributions earned on the units and notes of CII Trust held by the Fund, less expenses and amounts, if any, paid by the Fund in connection with the redemption of units, there can be no assurance regarding the Fund’s ability to make distributions, which remains dependent upon the ability of CII Trust to pay its interest obligations under its notes and to pay distributions or other returns of capital in respect of its units, which ability, in turn, is dependent upon Cinram ULC and the operations and assets of Cinram International Inc. and Cinram LLC (and their respective affiliates).

Unpredictability and volatility of unit price
A publicly-traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Fund’s units will trade cannot be predicted. The market price of the Fund’s units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors. The annual yield on the Fund’s units as compared to the annual yield on other financial instruments may also influence the price of units in the public trading markets. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the units.

2006 ANNUAL REPORT    23

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Nature of units
The Fund’s units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, the Fund is not a “mutual fund” as defined by applicable securities legislation.

Securities like the units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units do not represent a direct investment in Cinram ULC or the business of Cinram International Inc. and should not be viewed by investors as shares or interests in Cinram ULC, Cinram International Inc. or any other company or entity. The units do not represent debt instruments and there is no principal amount owing to unitholders under the units. Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Each unit represents an equal, undivided, beneficial interest in the Fund. The Fund’s principal assets are trust units and notes of CII Trust. The price per unit is a function of the Fund’s anticipated distributable cash at any time, which is in turn dependent on the distributable cash distributed upstream by its subsidiaries.

Cash distributions are not guaranteed and will fluctuate with the performance of the business
Although the Fund intends to distribute the income earned by the Fund, less expenses and amounts, if any, paid by the Fund in connection with the redemption of units, there can be no assurance regarding the amounts of cash distributions distributed upstream by Cinram International Inc. and Cinram LLC (and their respective affiliates) and, thus, eventually available for distribution. The actual amount of distributions paid in respect of the units will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the Fund. Distributions are not guaranteed and will fluctuate with Cinram International Inc.’s and Cinram LLC’s (and their respective affiliates) performance. Cinram International Inc. has the discretion to establish cash reserves for the proper conduct of its business. Adding to these reserves in any year would reduce the amount of distributable cash in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by the Fund.

Structural subordination of the units
In the event of a bankruptcy, liquidation or reorganization of subsidiaries of the Fund, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets from such entities before any assets are made available for upstream distribution, eventually to the Fund. The units are effectively subordinated to the credit facility and most of the other indebtedness and liabilities of the Fund.

Capital investment
The timing and amount of capital expenditures by Cinram International Inc. will directly affect the amount of cash available for distribution. Distributions to unitholders may be reduced, or even eliminated, at times when the Fund’s Trustees deem it necessary to make significant capital or other expenditures.

Distributable cash may be dependent upon the ability of Cinram International Inc. to fund a portion of its capital expenditures and working capital with cash generated from operations. The Fund may be required to reduce distributions or sell additional units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to the Fund for necessary or desirable capital expenditures or that the amount required will be the same as estimated.

Restrictions on potential growth
The payout by Cinram International Inc. of a substantial portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Cinram International Inc. and its cash flow.

24    CINRAM INTERNATIONAL INCOME FUND

Limitation on non-resident ownership and liquidity
The Fund’s Declaration of Trust imposes various restrictions on unitholders. Non-resident Canadian unitholders are prohibited from beneficially owning more than 45% of the outstanding units (on a non-diluted and fully-diluted basis). Certain units are subject to U.S. withholding tax obligations. These restrictions may limit (or inhibit the exercise of) the rights of certain persons to acquire units, to exercise their rights as unitholders and to initiate and complete takeover bids in respect of the units. As a result, these restrictions may limit the demand for units from certain unitholders and thereby adversely affect the liquidity and market value of the units held by the public. In addition, if the Fund determines that there is a risk that “non-residents” (as such term is defined in the Canadian Income Tax Act) would beneficially own units in excess of the stipulated maximum set out in the Fund’s Declaration of Trust, it is entitled to take a number of actions under the Declaration of Trust, including to require unitholders that it believes are “non-residents” to sell their units, which action may have an adverse effect on the market price of the units.

Redemption right
It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. Upon a redemption of units or termination of the Fund, the Fund’s Trustees may distribute the trust units and/or the notes of CII Trust owned by it or any other assets of the Fund or of any of its other direct or indirect subsidiaries directly to the unitholders, subject to obtaining any required regulatory approvals and complying with the requisite terms and conditions of such approvals. Assets so distributed may not be qualified investments for trusts governed by tax-exempt plans such as RRSPs, RRIFs and RESPs, depending upon the circumstances at the time.

Additionally, such securities will not be listed on any stock exchange and no established market is expected to develop in such securities, and they may be subject to resale restrictions under applicable securities laws.

Dilution
The Fund’s Declaration of Trust authorizes the Fund to issue an unlimited number of units for consideration and on those terms and conditions as are established by the Trustees without the approval of unitholders. The unitholders have no pre-emptive rights in connection with such further issues. Any further issuance of units will dilute the interests of existing unitholders. In addition, Cinram International Limited Partnership is permitted to issue additional exchangeable partnership units for any consideration and on any terms and conditions.

Future sales of units
The sales of a substantial number of units in the public market or otherwise by unitholders could adversely affect the prevailing market price of the units and could impair the Fund’s ability to raise additional capital through an offering of its equity securities.

Distribution of CII Trust units and notes on termination of the Fund
Upon termination of the Fund, the Trustees may distribute the trust units and notes of CII Trust owned by it and any other downstream assets owned directly by any of the Fund’s subsidiaries (and, therefore, indirectly by the Fund) directly to the unitholders, subject to obtaining all required regulatory and other approvals. There is currently no market for CII Trust units, CII Trust notes or any of the other foregoing assets. In addition, none of the foregoing assets are freely tradeable, nor are any of them currently listed on any stock exchange or quotation system or qualified investments for tax-exempt plans, such as RRSPs, RRIFs and RESPs.

Unitholder liability
The Fund’s Declaration of Trust provides that no unitholder shall be subject to any liability whatsoever to any person in connection with a holding of units. In December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides that unitholders of the Fund are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Fund’s Trustees, arising after its enactment. That Act has not yet been judicially considered and it is possible that reliance on the Act by a unitholder could be successfully challenged on jurisdictional or other grounds.

2006 ANNUAL REPORT    25

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Holders of exchangeable limited partnership units of Cinram International Limited Partnership (Cinram LP) may lose their limited liability in certain circumstances, including by taking part in the control or management of the business of Cinram LP. The principles of law in the various jurisdictions of Canada recognizing the limited liability of the limited partners of limited partnerships subsisting under the laws of one province but carrying on business in another province have not been authoritatively established. If limited liability is lost, there is a risk that holders of LP Units may be liable beyond their contribution of capital and share of undistributed net income of Cinram LP in the event of judgment on a claim in an amount exceeding the sum of the net assets of Cinram LP’s general partner and the net assets of Cinram LP. Holders of LP Units remain liable to return to Cinram LP for such part of any amount distributed to them as may be necessary to restore the capital of Cinram LP to the amount existing before such distribution if, as a result of any such distribution, the capital of Cinram LP is reduced and Cinram LP is unable to pay its debts as they become due.

Fluctuations in the exchange rate may impact the amount of cash available for distribution
The distributions to holders of Fund units and LP Units will be denominated in Canadian dollars. Conversely, a significant portion of the Fund’s consolidated revenue and expenses will be denominated in U.S. dollars or in Euros. As a result, the Fund and Cinram LP will be exposed to currency exchange rate risks. Changes in the currency exchange rates could have a material adverse effect on the Fund’s consolidated financial condition, results of operations and cash flow and may adversely affect the Fund’s or Cinram LP’s, as the case may be, cash distributions to holders of units and LP Units.

Leverage and restrictive covenants in current and future indebtedness
The ability of the Fund and Cinram LP to make distributions or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of subsidiaries of the Fund. The degree to which the Fund is leveraged could have important consequences to the unitholders, including: (i) that the Fund’s ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (ii) that a significant portion of the Fund’s cash flow from operations may be dedicated to the payment of the principal of, and interest on, its indebtedness, thereby reducing funds available for future distributions and causing taxable income for unitholders to exceed cash distributions; (iii) that certain of the Fund’s borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and limited in its ability to withstand competitive pressures.

These factors may increase the sensitivity of distributable cash to interest rate variations. The Fund’s credit facility and the subordinated promissory note (the U.S. Note) issued by a Fund subsidiary, Cinram (U.S.) Holdings Inc., in favour of another subsidiary, Cinram LLP, contain numerous restrictive covenants limiting the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Fund to create liens or other encumbrances, to pay distributions on the units and LP Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facility and the U.S. Note will contain a number of financial covenants that will require the Fund to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the credit facility or the U.S. Note could result in a default which, if not cured or waived, could result in a termination of distributions by the Fund and Cinram LP and permit acceleration of the relevant indebtedness. If the indebtedness under the credit facility or the U.S. Note, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay that indebtedness in full.

In the future, the Fund will have to refinance its available credit facilities or other debt, and there can be no assurance that the Fund will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund’s financial position, which may result in a reduction or suspension of cash distributions to unitholders and cause taxable income for unitholders to exceed cash distributions. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions and cause taxable income for unitholders to exceed cash distributions.

26    CINRAM INTERNATIONAL INCOME FUND

The Fund’s substantial consolidated indebtedness could negatively impact the business
The Fund has a substantial amount of indebtedness totalling approximately $1.6 billion (including $886 million pursuant to the U.S. Note, and $672 million drawn under the credit facility). In addition, the U.S. Note will permit future further indebtedness provided that certain covenants are satisfied.

The degree to which the Fund on a consolidated basis incurs indebtedness could have important consequences to the holders of units including:

•
The Fund’s ability in the future to obtain trade credit from vendors, performance bonds from surety companies or additional financing for working capital, capital expenditures or other purposes may be limited;

•   The Fund may be unable to refinance indebtedness on terms acceptable to it or at all;
•
A significant portion of the Fund’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Fund’s indebtedness, thereby reducing funds available for future operations, capital expenditures and/or distributions;

•   The Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures;
•   The Fund may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and
•   The Fund may be at a competitive disadvantage to its competitors that have less indebtedness.

Changes in the Fund’s creditworthiness may affect the value of the units
The perceived creditworthiness of the Fund or Cinram International Inc. may affect the market price or value and the liquidity of the units.

CUSH may not be able to repurchase the indebtedness under the U.S. Note upon a change of control as required by the U.S. Note Upon the occurrence of certain specific kinds of change of control events, Cinram (U.S.) Holding’s Inc. (CUSH) will be required to offer to repurchase outstanding indebtedness under the U.S. Note at amounts greater than their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that CUSH will not have sufficient funds at the time of the change of control to make any of the required repurchases or the restrictions in the credit facility may not allow for such repurchases. Failure to purchase tendered indebtedness under the U.S. Note would constitute a default under the U.S. Note, which, in turn, would constitute a default under the credit facility.

CUSH may not be able to make all principal payments on the U.S. Note
The U.S. Note will mature 10 years after the date of issuance. CUSH may not be able to refinance the principal amount of the U.S. Note in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that CUSH will be able to repay the outstanding principal amount upon maturity of the U.S. Note.

As a result of the subordinated nature of the guarantee of the U.S. Note, upon any distribution to creditors of Cinram International Inc. in a bankruptcy, liquidation or reorganization or similar proceeding relating to Cinram International Inc. or its property or assets, the holders of Cinram International Inc.’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the U.S. Note.

15.3    Tax-related risks
Canadian income tax matters
There can be no assurance that the Fund’s units will continue to be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act. The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments. In addition, there can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders. If the Fund ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations described in the Fund’s public disclosures would be materially and adversely different in certain respects.

2006 ANNUAL REPORT    27

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents (as defined under the Tax Act) of Canada unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. The Fund’s Declaration of Trust contains mechanisms to ensure that the Fund is not maintained primarily for the benefit of non-residents of Canada. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust’s property is “taxable Canadian property” or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of units of the Fund were held by non-residents of Canada and partnerships other than Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

On October 31, 2006, the Department of Finance announced the “Tax Fairness Plan” whereby the income tax rules applicable to certain publicly listed trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly listed prior to November 1, 2006 (although the announcement suggested that this transitional relief could be lost under certain circumstances, including the “undue expansion” of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four-year period equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund’s issued and outstanding publicly-traded units. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules.

The Fund is considering these announcements and the possible impact of the proposed rules to the Fund. The proposed rules (including the guidance released on December 15, 2006) may adversely affect the marketability of the Fund’s units and the ability of the Fund to undertake financings and acquisitions, and, at such time as the proposed rules apply to the Fund, the distributable cash of the Fund may be materially reduced.

Income fund structures generally involve significant amounts of intercompany or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against the Fund, it would materially adversely affect the amount of cash available to the Fund for distribution to unitholders. The Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable. On October 31, 2003, the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. As part of the release of the February 23, 2005, federal budget, the Minister of Finance (Canada) announced that many commentators had expressed concern with the October 31, 2003, proposals; in particular that a codification

28    CINRAM INTERNATIONAL INCOME FUND

of the “reasonable expectation of profit” test might inadvertently limit the deductibility of a wide variety of ordinary commercial expenses. The Department of Finance has sought to respond by developing a more modest legislative initiative that would respond to those concerns while still achieving the Government’s objectives. The Department of Finance indicated that it will release an alternative proposal for public comment at its earliest opportunity. The Fund does not believe that the amendments as proposed on October 31, 2003, will have a material effect on its tax position.

Certain United States income tax matters
There can be no assurance that United States federal income tax laws and the U.S. Internal Revenue Service (IRS) administrative policies respecting the United States federal income tax consequences described herein will not be changed or applied in a manner that adversely affects unitholders.

There is a risk that the U.S. Note could be treated for United States federal income tax purposes as equity rather than debt, in which case the otherwise deductible interest on the U.S. Notes would be treated, in effect, as non-deductible distributions. The risk would be increased if Cinram LLC fails to exercise its creditor rights under the U.S. Note in a manner consistent with the conduct of an arm’s length lender. In addition, even if the U.S. Note is characterized as debt, there is a risk that the interest rate may be found to be in excess of an arm’s length rate. In such event, the excess amount of interest over an arm’s length amount would be re-characterized as non-deductible distributions. CUSH’s inability to deduct all or a portion of the interest on the U.S. Note could materially increase its taxable income and thus, its United States federal income tax liabilities. This would reduce CUSH’s after-tax income available for distribution. No IRS ruling has been requested as to whether the U.S. Note should be treated as debt for United States federal income tax purposes.

Various proposals have been considered in the United States Congress to amend the existing “earnings stripping” rules under U.S. Internal Revenue Code (the “Code”) Section 163(j). The Budget of the United States Government, Fiscal Year 2007 included a proposal to amend Code Section 163(j) to tighten the limitation on the deductibility of interest paid to related persons by lowering the 50% adjusted taxable income threshold. If any of these changes are enacted while the U.S. Note is outstanding, it could affect the deduction of the interest on the U.S. Note under Code Section 163(j). However, as of the date of this MD&A, there is no information as to if and in what form any such proposed amendments would be enacted. In addition, the American Jobs Creation Act of 2004 requires a comprehensive study of the earnings stripping provisions of Code Section 163(j) to be completed by June 30, 2005. As of the date of this MD&A, this study had not been completed.

Interest paid on the U.S. Note qualifies as “portfolio interest” under the Code and generally should not be subject to the United States federal income tax withholding to the extent that interest is attributable to a “non-U.S. holder” who meets certain requirements (the “Portfolio Interest Exemption”). The Portfolio Interest Exemption will not apply to interest paid on the U.S. Note to a person that actually or constructively owns 10% or more of the combined voting stock of CUSH. Even if some or all of the non-U.S. holders satisfy the filing requirements for the Portfolio Interest Exemption, there is a risk that the IRS may take the position that the Portfolio Interest Exemption does not apply to interest paid on the U.S. Note because the Fund and Cinram LP will indirectly own 10% or more of the voting stock of CUSH. If such position were upheld, or in the event of a change in law or regulations such that the Portfolio Interest Exemption was no longer available, the interest paid on the U.S. Note would be subject to a 30% United States withholding tax. In the event that the Portfolio Interest Exemption is no longer available, the Fund intends to effect certain restructuring steps to establish eligibility for benefits under the U.S./Canadian Tax Treaty with respect to interest paid on the U.S. Note. In the event that such eligibility is successfully established, the withholding tax applicable to interest on the U.S. Note may be reduced from a rate of 30% to a rate of 10%. There can be no assurance, however, that the Fund will be successful in obtaining the benefit of the reduced rate of withholding tax under the U.S./Canadian Tax Treaty following any such restructuring or that any such restructuring would not have other material and adverse tax consequences to the Fund or holders of the Fund’s units or the LP Units. The additional United States withholding tax liability could materially and adversely affect the amount of cash available to be distributed by CUSH and, as a result, cash available for distribution to holders of the Fund’s units and the LP Units.

2006 ANNUAL REPORT    29

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

The Fund is subject to the classification rules of Section 7704 of the Code which provides that the Fund will, as a general rule, be taxed as a corporation for United States federal income tax purposes. An exception to this treatment exists if 90% or more of the Fund’s gross income for every taxable year consists of “qualifying income” (the “Qualifying Income Exception”). In general, qualifying income includes certain passive income such as interest (from other than a financial business) and dividends. In 2006, more than 90% of the Fund’s gross income was passive income. However, if the Fund fails to meet the Qualifying Income Exception, the Fund will be treated as a corporation for United States federal income tax purposes. If the Fund is taxable as a corporation in any year, as a result of a failure to meet the Qualifying Income Exception or otherwise, among other things, the Portfolio Interest Exemption would not apply, and the interest paid on the U.S. Note would be subject to a 30% United States withholding tax. The additional United States withholding tax liability could materially and adversely affect the amount of cash available to be distributed by CUSH and, as a result, cash available for distribution to holders of the Fund’s units and the LP Units.

16.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant accounting policies and methods used in preparation of the financial statements are described in NOTE 2 to the 2006 audited consolidated financial statements.

The Fund evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but are not limited to, the valuation of intangible assets and goodwill, provisions for sales allowances, royalty accruals, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets. Actual results could differ from those estimates.

16.1    Revenue recognition
Revenue is comprised of product sales and service revenue earned from fulfillment services. Revenue from product sales is recognized upon shipment since title to the goods is transferred to customers, persuasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility is reasonably assured. Volume rebates are recorded as a reduction of revenue at the time of shipment. Contractual payments to acquire sales contracts are amortized against revenue over the term of the contract. Service revenue is recognized as services are performed.

The Fund offers certain products and services as part of multiple deliverable arrangements. The Fund divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of the undelivered elements can be objectively and reliably determined. Consideration for these units is then measured and allocated amongst the separate units based upon their relative fair values, and then the Fund’s relevant revenue recognition policies are applied to them.

16.2    Intangible assets
Intangible assets are comprised of customer supply agreements arising from the 2003 acquisition of the Time Warner businesses. Customer supply agreements are amortized on a straight-line basis over a period of six years, which represents the exclusive term in which the Fund will manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment Inc. in North America.

The Fund performs an impairment test on all intangible assets annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation of intangible assets is based on the amount of undiscounted future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible assets, resulting in a change to amortization expense and impairment charges in the Home Video replication, Audio/ROM replication and Printing operating segments.

30    CINRAM INTERNATIONAL INCOME FUND

16.3    Goodwill
The Fund performs an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, current and future industry conditions, and discount rates. A significant change to these assumptions could impact the valuation of goodwill resulting in impairment charges in the Home Video replication, Audio/ROM replication and Printing operating segments.

16.4    Provisions for volume rebates
The Fund records provisions for volume rebates offered to certain of its customers. The volume rebates are based on a discount percentage per unit ordered and increase in accordance with contractual sales volume target requirements. The accrual for volume rebates is recorded as a reduction of revenue at the time of shipment based on contractual terms. The process of determining the appropriate provision requires management to exercise judgment in making assumptions about future sales to customers. A significant change to this assumption could impact revenue recognized and the provision for sales allowances in the Home Video replication, Audio/ROM replication and Printing operating segments.

16.5    Royalty accruals
The Fund records accruals for royalty obligations due to various companies holding patents on the DVD and CD manufacturing processes. The royalty rates are on a per unit basis and based on contractual terms and conditions or management’s best estimates. The royalty provision is recorded as a cost of goods sold at the time of shipment. The process of determining the appropriate provision requires management to apply the applicable royalty rates in accordance with the Fund’s license agreements. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligation is used. A significant change in the royalty rates used could impact the cost of goods sold recognized and the provisions for royalties in the Home Video replication and Audio/ROM replication operating segments.

16.6    Allowance for doubtful accounts
The Fund records an allowance for doubtful accounts related to accounts receivable that are considered to be non-collectible. The allowance is based on the Fund’s knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses in the Home Video replication, Audio/ROM replication, Printing, and Distribution segments.

16.7    Income tax valuation allowance
The Fund records a valuation allowance against future income tax assets when management believes it is more likely than not that some portion or all of the future tax assets will not be realized. Management considers factors such as reversal of future income tax liabilities, projected future taxable income, and the character of the income tax asset. A change to these factors could impact the estimated valuation allowance and income tax expense in the Home Video replication, Audio/ROM replication, Printing, and Distribution segments.

16.8    Restructuring costs
The Fund records restructuring charges relating to facility consolidations and workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges include employee severance and other employee-related costs, lease cancellation and idle facilities costs, other exit costs, and certain asset write-downs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Fund evaluates the appropriateness of the remaining accrued balances.

2006 ANNUAL REPORT    31

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

16.9    Long-lived assets
The Fund reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Fund uses the estimated useful life of long-lived assets to determine amortization expense. The estimate of an asset’s useful life is made when the Fund acquires the asset, and is based on past experience with similar assets, taking into account expected technological or industry changes.

The valuation of long-lived assets depends upon whether the assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held-for-use exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

The process of determining the projected cash flows is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections, current and future industry conditions, and discount rates. A significant change to these assumptions could impact the valuation or the estimated useful lives of long-lived assets resulting in a change to amortization expense and could result in impairment charges in the Home Video replication, Audio/ROM replication, Printing, and Distribution segments.

16.10    Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, lease, construction, development or normal operation. The Fund records the present value of the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced liquidation transaction. The Fund subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to the statement of earnings.

16.11    Recently issued accounting pronouncements
16.11.1    Non-monetary transactions
In 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, Non-monetary Transactions (CICA 3831), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Fund’s consolidated financial statements.

16.11.2    Consideration given to a customer
In 2005, the CICA issued Emerging Issues Committee abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products) (EIC 156), which addresses the accounting for consideration, including sales incentives, that are offered by a company to its direct or indirect customers. EIC 156 was effective for transactions occurring in 2006 and addresses the circumstances where such consideration is recorded as an adjustment of the selling prices of the vendor’s product or services, and, therefore, characterized as a reduction of revenue when recognized in the vendor’s income statement. EIC 156 also addresses when such consideration is considered a cost incurred by the vendor for products or services received from the customer and, therefore, characterized as a cost or expense when recognized in the vendor’s income statement. The new standard has not had a material impact on the Fund’s consolidated financial statements.

32    CINRAM INTERNATIONAL INCOME FUND

16.11.3    Financial instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement; Handbook Section 1530, Comprehensive Income; Handbook Section 3251, Equity; and Handbook Section 3865, Hedges. The new standards are effective for interim and annual financial statements commencing on or after October 1, 2006. The Fund will adopt the new standards on January 1, 2007.

The new standards will have the following principal impacts on the 2007 consolidated financial statements:

All financial assets will be classified as available-for-sale, loans and receivables or held-to-maturity investments. Available-for-sale investments will be carried at fair value on the consolidated balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables, held-to-maturity investments and all financial liabilities will be carried at amortized cost using the effective interest method. No financial assets or liabilities will be classified as held-for-trading. Management continues to assess the impact this will have on the Fund’s balance sheet, including the opening accumulated other comprehensive income/loss.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value with changes in fair value recorded in the consolidated statement of earnings unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income, to the extent effective, until the hedged asset or liability is recognized in the consolidated statement of earnings and retained earnings. Any hedge ineffectiveness will be recognized in net income immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007, will be recognized in opening retained earnings and opening accumulated other comprehensive income, as appropriate. The impact on the consolidated financial statements will be assessed in the first quarter of 2007.

Other comprehensive income/loss will form part of unitholders’ equity. A new statement entitled “Consolidated Statement of Comprehensive Income/Loss” will be added to the Fund’s consolidated financial statements and will include net income as well as other comprehensive income/loss.

Effective January 1, 2007, the Fund will record all transaction costs for financial assets and financial liabilities in income as incurred. Previously, the Fund had deferred these costs and amortized them over the term of debt.

16.11.4    Capital disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (CICA 1535). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Fund as of January 1, 2008.

17.    DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING
As of December 31, 2006, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of December 31, 2006, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Fund files and submits under applicable securities laws is recorded, processed, summarized and reported as and when required.

2006 ANNUAL REPORT    33

Management’s Discussion and Analysis
of financial condition and results of operations (in U.S. dollars)

18.    MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
At December 31, 2006, an evaluation was carried out of the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting. These evaluations were conducted in accordance with the standards of COSO, a recognized control model, and the requirements of Multilateral Instrument 52-109.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of $49.0 million relating the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transaction giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the conversion to an income trust and corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund re-filed its first, second and third quarter 2006 interim consolidated financial statements and MD&A to allocate the non-cash $49.0 million charge to the appropriate interim periods. This revision has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

During the fourth quarter of 2006, the Fund strengthened its financial reporting process and internal controls relating to the accounting for foreign exchange transactions and cumulative translation adjustments, by improving its internal expertise and monitoring controls.

19.    SUBSEQUENT EVENTS
19.1   U.S. distribution restructuring
In February 2007, the Fund finalized a plan to restructure its distribution and packaging operations in Olyphant, Pennsylvania, with an approximate cost of $1.0 million to be paid in the first quarter of 2007. The restructuring involved the relocation of DVD distribution and certain packaging operations to the Nashville, Tennessee, facility and CD distribution to the Aurora, Illinois, facility.

19.2    Normal course issuer bid
In March 2007, the Trustees of the Fund authorized a unit repurchase program through a normal course issuer bid (NCIB), subject to regulatory approval and satisfactory amendments to the Fund’s credit facilities. The Fund has received regulatory approval and satisfactory amendments to its credit facilities to allow it to proceed with the NCIB. In addition, the amendment to the credit facilities included favourable revisions to certain financial covenants.

Pursuant to the NCIB, the Fund may purchase up to a total of 5,000,000 units for cancellation through the facilities of the Toronto Stock Exchange during the 12-month period starting March 30, 2007. Cinram will pay the market price at the time of acquisition for unit purchases made through the NCIB. The actual number of units which may be purchased pursuant to the NCIB and the timing of such purchases will be determined by Cinram’s management and in accordance with applicable securities legislation.

20.    ADDITIONAL INFORMATION
Copies of publicly filed documents of the Fund, including our annual information form, can be found through the SEDAR website at www.sedar.com.

34    CINRAM INTERNATIONAL INCOME FUND

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by Cinram International Income Fund’s Trustees. Management is responsible for the information and representations contained in these financial statements and in other sections of this annual report.

We maintain appropriate processes to ensure that we produce relevant and reliable financial information. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which management believes are appropriate for the Fund, are described in NOTE 2 to the consolidated financial statements.

The Trustees are responsible for reviewing and approving the consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. The Trustees appoint an audit committee of three non-management Trustees to review the consolidated financial statements, as well as the adequacy of its internal controls, audit process and financial reporting with management and with the external auditors. The audit committee reports to the Trustees prior to the approval of the audited consolidated financial statements for publication.

KPMG LLP, our independent auditors appointed by shareholders at the last annual meeting, have audited the consolidated financial statements. Their report is presented below.

David Rubenstein (signed)	Lewis Ritchie (signed)

David Rubenstein	Lewis Ritchie
Chief Executive Officer	Chief Financial Officer
March 29, 2007

Auditors’ Report

To the unitholders of Cinram International Income Fund

We have audited the consolidated balance sheets of Cinram International Income Fund (the “Fund”) as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Toronto, Canada
March 29, 2007

2006 ANNUAL REPORT    35

Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$152,681	$89,921
Accounts receivable, net of an allowance for doubtful accounts of $11,789 (2005 - $11,664)	535,377	589,417
Inventories (NOTE 3)	50,974	45,482
Prepaid expenses	22,796	20,610
Future income taxes (NOTE 13)	21,494	33,835
	783,322	779,265
Property, plant and equipment (NOTE 4)	509,727	601,481
Goodwill (NOTE 5)	329,949	330,274
Intangible assets (NOTE 5)	182,582	241,604
Deferred financing fees (NOTE 6)	5,147	18,954
Other assets	2,548	13,948
Future income taxes (NOTE 13)	17,346	28,416
	$1,830,621	$2,013,942
LIABILITIES AND SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Current liabilities
Accounts payable	$152,793	$202,550
Accrued liabilities	308,471	351,580
Distributions payable	13,620	-
Income taxes payable	14,485	15,479
Current portion of long-term debt (NOTE 8)	10,617	62,136
Current portion of obligations under capital leases (NOTE 9)	812	727
	500,798	632,472
Long-term debt (NOTE 8)	664,875	674,137
Obligations under capital leases (NOTE 9)	3,412	3,272
Other long-term liabilities	31,025	55,135
Future income taxes (NOTE 13)	62,428	103,018

Shareholders’/unitholders’ equity
Fund units (NOTE 10)	181,880	-
Exchangeable limited partnership units (NOTE 10)	3,273	-
Capital stock (NOTE 10)	-	173,775
Contributed surplus	4,967	4,634
Retained earnings	260,030	317,121
Foreign currency translation adjustment	117,933	50,378
	568,083	545,908
	$1,830,621	$2,013,942

Lease commitments (NOTE 9)
Subsequent events (NOTE 21)
Contingent liabilities (NOTE 14)

See accompanying notes to consolidated financial statements.

On behalf of the Board of Trustees:

(signed)	(signed)

Trustee	Trustee

36    CINRAM INTERNATIONAL INCOME FUND

Consolidated Statements of Earnings and Retained Earnings
(In thousands of U.S. dollars, except per share/unit/exchangeable limited partnership unit amounts)

Years ended December 31	2006	2005
Revenue	$1,940,639	$2,098,080
Cost of goods sold	1,556,362	1,685,997
Gross profit	384,277	412,083
Selling, general and administrative expenses	180,520	168,793
Amortization of intangible assets (NOTE 5)	64,364	64,059
Amortization of deferred financing fees (NOTE 6)	2,855	5,939
Unusual items (NOTE 12)	(3,850)	6,278
Earnings before the undernoted	140,388	167,014
Interest on long-term debt	48,112	50,790
Other interest	720	358
Investment income	(4,211)	(932)
Earnings before income taxes	95,767	116,798
Income taxes (recovery) (NOTE 13):
Current	52,028	47,774
Future	(8,014)	(13,402)
	44,014	34,372
Net earnings	51,753	82,426
Retained earnings, beginning of year	317,121	240,367
Dividends declared	(1,487)	(5,672)
Distributions declared	(107,357)	-
Retained earnings, end of year	$260,030	$317,121
Earnings per unit or share (NOTE 11):
Basic	$0.89	$1.44
Diluted	0.89	1.43
Weighted average number of units and exchangeable limited partnership units (common shares up to May 5, 2006) outstanding (in thousands) (NOTE 11):
Basic	57,865	57,162
Diluted	57,932	57,773

See accompanying notes to consolidated financial statements.

2006 ANNUAL REPORT    37

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31	2006	2005
Cash provided by (used in):
Operations
Net earnings	$51,753	$82,426
Items not involving cash:
Amortization	219,875	223,869
Write-off of deferred financing fees	16,945	-
Future income taxes	(18,587)	(13,402)
Release of cumulative translation adjustments	36,380	-
Non-cash reversal of liabilities	(63,616)	-
Hedge ineffectiveness of U.S. dollar denominated debt	12,650	-
Non-cash stock/unit-based compensation	333	489
Gain on disposition of property, plant and equipment	(20,166)	(663)
Gain on settlement of hedging arrangements	(5,020)	-
Change in non-cash operating working capital (NOTE 17)	(4,001)	(35,379)
	226,546	257,340
Financing
Increase in long-term debt	675,000	54,000
Repayment of long-term debt	(735,781)	(176,070)
Proceeds on settlement of hedging arrangements	5,020	-
Deferred financing fees	(5,993)	(550)
Decrease in obligations under capital leases	(167)	(778)
Issuance of common shares/units	11,378	3,630
Dividends paid	(1,487)	(5,672)
Distributions paid	(93,737)	-
	(145,767)	(125,440)
Investments
Purchase of property, plant and equipment	(57,622)	(99,765)
Proceeds on disposition of property, plant and equipment	28,618	1,918
Decrease in other assets	11,400	22,223
Decrease in other long-term liabilities	(2,876)	(3,628)
	(20,480)	(79,252)
Foreign currency translation gain (loss) on cash held in foreign currencies	2,461	(4,516)
Increase in cash and cash equivalents	62,760	48,132
Cash and cash equivalents, beginning of year	89,921	41,789
Cash and cash equivalents, end of year	$152,681	$89,921
Supplemental cash flow information:
Interest paid	$48,425	$50,554
Income taxes paid	67,201	24,994

See accompanying notes to consolidated financial statements.

38    CINRAM INTERNATIONAL INCOME FUND

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

1.    DESCRIPTION OF THE FUND
On April 28, 2006, the shareholders of Cinram International Inc. (the “Company” or “Cinram”) approved a Plan of Arrangement (the “Arrangement”) filed by the Company under Section 192 of the Canada Business Corporations Act, which provided for the capitalization of the Cinram International Income Fund (the “Fund”) as a publicly traded income trust. The Arrangement resulted in the Company’s shareholders transferring their shares to the Fund in consideration for Fund units or, in the case of electing shareholders, transferring all or a portion of their shares to Cinram International Limited Partnership (the “LP”) in consideration for Class B exchangeable limited partnership units (“exchangeable LP Units”) of the LP, on the basis of one share for one unit or exchangeable LP Unit.

The Fund is an unincorporated, open-ended, limited purpose trust, established under the laws of the Province of Ontario by Declaration of Trust dated March 21, 2006, as amended and restated on May 5, 2006. The Fund was established to acquire, invest in, hold, transfer, dispose of and otherwise deal with securities and/or assets of the Cinram International Income Trust, Cinram International General Partner Inc., and other corporations, partnerships, or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services, as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and the borrowing of funds for that purpose.

2.    SIGNIFICANT ACCOUNTING POLICIES
(a)   Basis of presentation
These consolidated financial statements include the accounts of the Fund and its subsidiaries, and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The results of subsidiaries acquired are consolidated from the date of acquisition. All intercompany balances and transactions have been eliminated on consolidation.

The functional currency of the Fund is the Canadian dollar. The Fund’s operations in the U.S., the United Kingdom, France, Germany and Mexico are considered to be self-sustaining. Assets and liabilities are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates. Exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in the “foreign currency translation adjustment” account included as a separate component of shareholders’/unitholders’ equity. When there is a reduction in the Fund’s net investment in its self-sustaining foreign operations, the proportionate amount of the cumulative translation adjustment is recognized in earnings.

The Fund’s reporting currency is the U.S. dollar. The Fund uses the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior years. Under the current rate method, the assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date; revenue and expenses, as well as cash flow items, are translated at average rates for the year. Any resulting exchange gain or loss is charged or credited to the “foreign currency translation adjustment” account included as a separate component of shareholders’/unitholders’ equity.

The Fund is considered to be the continuation of Cinram following the continuity of interests method of accounting. The conversion of Cinram’s common shares to units and exchangeable LP Units was recorded at the book value of these shares as at May 5, 2006. The consolidated contributed surplus and consolidated retained earnings of the Fund as at May 5, 2006 represent the consolidated contributed surplus and consolidated retained earnings of Cinram as of the close of business on May 4, 2006.

(b)    Revenue recognition
Revenue is comprised of product sales and service revenue earned from fulfillment services.

Revenue from product sales is recognized upon shipment since title to the product is transferred to the customers, persuasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility is reasonably assured.

Volume rebates are recorded as a reduction of revenue at the time of shipment. Contractual payments to acquire sales contracts are amortized against revenue over the term of the contract.

Service revenue is recognized as services are performed.

2006 ANNUAL REPORT    39

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

The Fund offers certain products and services as part of multiple deliverable arrangements. The Fund divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of the undelivered elements can be objectively and reliably determined. Consideration for these units is then measured and allocated amongst the separate units based upon their relative fair values, and then the Fund’s relevant revenue recognition policies are applied to them.

(c)    Inventories
Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. In determining net realizable value, the Fund considers factors such as market conditions and forecasted future demand. Cost includes materials and an application of relevant manufacturing labour and overhead. Cost is recorded on a first-in, first-out basis.

(d)    Property, plant and equipment
Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives. Cost represents acquisition or construction costs, including preparation, installation and testing charges incurred with respect to property, plant and equipment until they are ready for commercial production. Major renewals and improvements are capitalized, while maintenance and repairs are charged to operations as incurred. Gains or losses arising from the disposition of property, plant and equipment are reflected in net earnings.

Property, plant and equipment are amortized on a straight-line basis, commencing when the asset is entered into use. Amortization expense for property, plant and equipment is recorded in cost of goods sold. Estimated useful lives for the principal asset categories are as follows:

Buildings	20-40 years
Machinery and equipment	3-7 years
Computer equipment	3-5 years
Furniture	5 years
Leasehold improvements	Over term of lease

(e)    Goodwill and intangible assets
(i)     Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Fund enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination, and is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)    Intangible assets
Intangible assets acquired in a business combination are recorded at their fair values less accumulated amortization and are tested for impairment as described in NOTE 2(f). Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Customer supply agreements	6 years

40    CINRAM INTERNATIONAL INCOME FUND

(f)    Impairment of long-lived assets
The Fund reviews capital and intangible assets (long-lived assets) for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the Fund conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle. Recoverability is assessed by comparing the carrying amount to the projected undiscounted future net cash flows that the long-lived assets are expected to generate. If the sum of undiscounted future cash flows expected to result from the use and disposition of a group of assets is less than its carrying amount, it is considered impaired. An impairment loss is measured as the amount by which the carrying amount of a group of assets exceeds its fair value.

At December 31, 2006, and 2005, no impairments in the carrying value of these assets existed.

(g)    Pension benefits
The Fund accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimates of expected plan investment performance, salary escalation, compensation levels at time of retirement, and retirement ages of employees. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Actuarial gains or losses are amortized over the average remaining service period of active employees. Pension assets are recorded as other assets while pension liabilities are recorded as accrued pension benefits within accrued liabilities and other long-term liabilities.

(h)    Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, lease, construction, development or normal operation. The Fund records the present value of the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced liquidation transaction. The Fund subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to the statement of earnings.

The adjustment to leasehold improvements in respect of asset retirement costs is amortized into income on a straight-line basis over the remaining life of the leases. For the year ended December 31, 2006, the Fund recorded amortization expense of $487 (2005 - $462) in cost of sales.

(i)    Deferred financing fees
The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the term of the related debt or debt facilities to which they relate.

(j)    Derivative financial instruments
Derivative financial instruments are utilized to reduce interest rate risk on the Fund’s debt and reduce foreign currency fluctuation exposure associated with the Fund’s distribution policy. The Fund does not enter into financial instruments for trading or speculative purposes.

The Fund’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Fund has entered into an interest rate swap to hedge interest rate risk and embedded premium options to hedge foreign exchange.

The Fund entered forward exchange and option contracts to hedge the cash flow risk associated with transactions in foreign currencies required by the Fund’s distribution policy. The contracts involve the periodic exchange of a notional amount from foreign currencies to Canadian dollars at fixed exchange rates.

The interest rate swap agreement is used as part of the Fund’s program to manage the fixed and floating interest rate mix of the Fund’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreement involves the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and is recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from the counterparties is included as an adjustment to accrued interest.

2006 ANNUAL REPORT    41

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

Gains and losses on termination of the interest rate swap agreement are deferred on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

The Fund believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional principal amount and, where applicable, the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against earnings.

(k)    Stock/unit-based compensation
The Fund determines the fair value of stock/unit options granted to employees using the Black-Scholes option pricing model, and records stock/unit-based compensation expense with a corresponding increase in contributed surplus. No options have been granted since 2003, and the related stock/unit-based compensation expense was $133 in 2006 (2005 - $489).

(l)    Income taxes
The Fund follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date. Future income tax assets are recognized, and if realization is not considered “more likely than not,” a valuation allowance is provided. Income tax expense is the sum of the Fund’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(m)    Earnings per share/unit
Basic earnings per share/unit is calculated by dividing the earnings available to common shareholders/unitholders by the weighted average number of common shares/units outstanding during the year. Diluted earnings per share/unit is calculated using the treasury stock method, which assumes that all options with exercise prices below the market prices are exercised, with the proceeds used to purchase common shares/units of Cinram at the average market price during the year.

(n)    Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, assets and obligations related to employee future benefits, the useful lives of all depreciable assets and the recoverability of property, plant and equipment and long-lived assets.

(o)    Cash and cash equivalents
The Fund considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

(p)    Recent accounting pronouncements
(i)     Non-monetary transactions
In 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, Non-monetary Transactions (CICA 3831), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the

42    CINRAM INTERNATIONAL INCOME FUND

same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Fund’s consolidated financial statements.

(ii)    Consideration given to a customer
In 2005, the CICA issued EIC 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products). This EIC addresses the accounting for consideration, including sales incentives, that are offered by a company to its direct or indirect customers. EIC 156 addresses the circumstances where such consideration is recorded as an adjustment of the selling prices of the vendor’s products or services and, therefore, is characterized as a reduction of revenue when recognized in the vendor’s income statement. EIC 156 also addresses when such consideration is considered a cost incurred by the vendor for products or services received from the customer and is therefore characterized as a cost or expense when recognized in the vendor’s income statement. This new standard has not had a material impact on the Fund’s consolidated financial statements.

(iii)    Financial instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement; Handbook Section 1530, Comprehensive Income; Handbook Section 3251, Equity; and Handbook Section 3865, Hedges. The new standards are effective for interim and annual financial statements commencing on or after October 1, 2006. The Fund will adopt the new standards on January 1, 2007.

The new standards will have the following principal impacts on the 2007 consolidated financial statements:

All financial assets will be classified as available-for-sale, loans and receivables or held-to-maturity investments. Available-for-sale investments will be carried at fair value on the consolidated balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables, held-to-maturity investments and all financial liabilities will be carried at amortized cost using the effective interest method. No financial assets or liabilities will be classified as held-for-trading. Management continues to assess the impact this will have on the Fund’s balance sheet, including the opening accumulated other comprehensive income/loss.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value with changes in fair value recorded in the consolidated statement of earnings unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income, to the extent effective, until the hedged asset or liability is recognized in the consolidated statement of earnings and retained earnings. Any hedge ineffectiveness will be recognized in net income immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007, will be recognized in opening retained earnings and opening accumulated other comprehensive income, as appropriate. The impact on the consolidated financial statements will be assessed in the first quarter of 2007.

Other comprehensive income/loss will form part of unitholders’ equity. A new statement entitled “Consolidated Statement of Comprehensive Income/Loss” will be added to the Fund’s consolidated financial statements and will include net income as well as other comprehensive income/loss.

Effective January 1, 2007, the Fund will record all transaction costs for financial assets and financial liabilities in income as incurred. Previously, the Fund had deferred these costs and amortized them over the term of debt.

(iv)    Capital disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (CICA 1535). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Fund as of January 1, 2008.

2006 ANNUAL REPORT    43

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

3.    INVENTORIES

	2006	2005
Raw materials	$32,132	$32,976
Work in process	10,484	9,182
Finished goods	8,358	3,324
	$50,974	$45,482

4.    PROPERTY, PLANT AND EQUIPMENT

2006	Cost	Accumulated amortization	Net book value
Land	$20,639	$-	$	$ 20,639
Buildings	127,799	30,466		97,333
Machinery and equipment	867,848	527,674		340,174
Computer equipment	32,523	22,015		10,508
Furniture	20,745	14,842		5,903
Leasehold improvements	49,042	34,022		15,020
Construction in progress	20,150	-		20,150
	$1,138,746	$629,019		$509,727

2005	Cost	Accumulated amortization	Net book value
Land	$22,965	$-	$	$ 22,965
Buildings	140,278	31,532		108,746
Machinery and equipment	879,901	455,699		424,202
Computer equipment	28,440	16,300		12,140
Furniture	21,081	15,413		5,668
Leasehold improvements	47,372	29,254		18,118
Construction in progress	9,642	-		9,642
	$1,149,679	$548,198		$601,481

Included in the above are assets under capital lease with a cost of $12,081 and a net book value of $5,268 (2005 - $10,232 and $4,819, respectively), which are being amortized on a straight-line basis over their anticipated economic life, which is 20 years for buildings and four years for machinery and equipment.

Amortization of property, plant and equipment for the year ended December 31, 2006, amounted to $152,656 (2005 - $153,871).

5.    GOODWILL AND INTANGIBLE ASSETS
(a)   Goodwill
Goodwill primarily relates to the 2003 acquisition of the assets of Time Warner Inc.’s DVD and CD manufacturing and physical distribution businesses, together with certain related printing and apparel businesses, in the U.S. and Europe.

Goodwill, December 31, 2004	$328,393
Goodwill adjustments	531
Effect of foreign exchange	1,350
Goodwill, December 31, 2005	330,274
Effect of foreign exchange	(325)
Goodwill, December 31, 2006	$329,949

44     CINRAM INTERNATIONAL INCOME FUND

During the fourth quarter of 2006, the Fund performed its annual goodwill impairment test and concluded that no impairment had occurred. The fair values of the reporting units were estimated using discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management estimates, including estimates of current and future industry conditions.

(b)    Intangible assets
Customer supply agreements and cross-licensing agreements were acquired as part of the acquisition of certain of the assets of Time Warner Inc. Customer supply agreements are being amortized on a straight-line basis over a period of six years, which represents the exclusive term in which the Company will manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment Inc. in North America. Cross-licensing agreements were amortized over a period of one year.

2006	Cost	Accumulated amortization	Effect of foreign exchange	Net book value
Customer supply agreements	$385,700	$203,804	$686	$182,582
Cross-licensing agreements	2,200	2,200	-	-
	$387,900	$206,004	$686	$182,582

2005	Cost	Accumulated amortization	Effect of foreign exchange	Net book value
Customer supply agreements	$385,700	$139,440	$(4,656)	$241,604
Cross-licensing agreements	2,200	2,200	-	-
	$387,900	$141,640	$(4,656)	$241,604

Amortization of intangible assets for the year ended December 31, 2006, amounted to $64,364 (2005 - $64,059).

6.    DEFERRED FINANCING FEES

Balance, January 1, 2006	$18,954
Amortization to May 4, 2006	(2,009)
Write-off of deferred finance fees on May 5, 2006	(16,945)
Finance fees associated with new credit facility	5,993
Amortization from May 5, 2006 to December 31, 2006	(846)
Balance, December 31, 2006	$5,147

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five-year credit facility (NOTE 8). As a result, the Company wrote off $16,945, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility.

In May 2006, the Fund recorded new deferred financing fees of $5,993 relating to the new credit facility. The costs related to the new credit facility are being amortized over a five-year period and the Fund recorded amortization expense of $846 for the period from May 5, 2006.

As a result of the conversion to an income trust and the termination of its previous credit facility, the Fund terminated its previous interest rate hedging arrangements, resulting in net cash proceeds and a gain of $5,020, which has been included in unusual items in NOTE 12.

2006 ANNUAL REPORT    45

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

7.    ASSET RETIREMENT OBLIGATIONS
As at January 1, 2004, the Company recorded deferred asset retirement costs and an offsetting accrued liability of $2,886 for the estimated present value of the costs of retiring leasehold improvements at the maturity of the facility leases. The estimated present value was based on a credit-adjusted risk-free rate of 6.0%. The following table details the changes in the leasehold retirement liability:

January 1, 2005	$3,063
Accretion charges during 2005	188
December 31, 2005	3,251
Accretion charges during 2006	359
December 31, 2006	$3,610

The accretion charges are recorded in cost of goods sold.

The undiscounted amount of the obligations is $4,868 and is expected to be paid out in five to ten years.

8.    LONG-TERM DEBT

	2006	2005
Credit agreement
Term loan (a)	$671,625	$-
Term loan A (b)	-	112,226
Term loan D (c)	-	612,758
	671,625	724,984
Other long-term debt
Asset-backed financing (d)	3,867	11,289
	675,492	736,273
Less current portion	10,617	62,136
	$664,875	$674,137

(a)    On May 5, 2006, in connection with the conversion to an income trust, the Fund replaced its existing credit facilities whereby the existing term loan A and term loan D were terminated and a new five-year term senior secured credit facility for $825,000 was executed maturing on May 6, 2011. The new credit facility consists of a $675,000 term loan, a $100,000 U.S. revolving credit facility and a $50,000 Canadian revolving credit facility and bears interest at LIBOR plus 175 basis points, subject to financial ratios, in the case of revolving credit borrowings. The term loan under the new credit facility requires principal repayments at the rate of 1% per annum, on a quarterly basis. The amounts outstanding under the facilities are secured by substantially all of the assets of the Fund. As at December 31, 2006, no amounts have been borrowed from the revolving credit facility.

(b)    Term loan A with an outstanding balance of $112,226 at December 31, 2005, was terminated and repaid May 5, 2006.

(c)    Term loan D with an outstanding balance of $612,758 at December 31, 2005, was terminated and repaid May 5, 2006.

(d)    The Fund entered into an asset-backed financing arrangement maturing in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain property, plant and equipment, bearing interest at 5.49%.

46    CINRAM INTERNATIONAL INCOME FUND

Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2007	$10,617
2008	6,750
2009	6,750
2010	6,750
2011	644,625
$675,492

The terms of the new five-year credit agreement require the Fund to comply with certain financial and other covenants over the term of the facility. As at December 31, 2006, the Fund was in compliance with all the terms of its credit agreement.

Under the terms of the credit agreement, the Fund is obliged to make a mandatory offer to prepay the credit facilities from the following, subject to certain customary exceptions:

(i)    75% of net cash proceeds of non-ordinary course asset sales, subject to certain reinvestment rights;

(ii)    50% of net proceeds of debt issuance;

(iii)    75% of certain insurance proceeds in excess of $5,000, subject to exceptions including replacement and repair of affected assets; and

(iv)    50% of net proceeds of equity issuance.

The weighted average interest rate for the year ended December 31, 2006 was 6.9% (2005 - 6.1%).

Derivative financial instruments
During 2006, the Fund entered into interest rate and currency hedges providing protection against both interest rate and currency exchange volatility.

The Fund entered into a five-year, $400,000 swap agreement fixing the interest rate on the term loan at 5.55% which, when added to the spread over LIBOR of 175 basis points, results in a rate of 7.3%.

The Fund entered into a currency option on a notional amount of $64,000, selling U.S. dollars for Canadian dollars at predetermined prices for the period from August 2006 to July 2007.

9.    LEASE COMMITMENTS
Future minimum rental commitments for all non-cancellable operating and capital leases as at December 31, 2006 are as follows:

	Capital	Operating	Total
2007	$1,022	$29,642	$30,664
2008	800	26,167	26,967
2009	755	18,692	19,447
2010	756	12,959	13,715
2011	675	7,362	8,037
2012 and thereafter	1,093	2,164	3,257
	5,101	$96,986	$102,087
Less interest	877
	4,224
Less current portion	812
	$3,412

Operating lease expense for the year ended December 31, 2006, amounted to $28,423 (2005 - $24,627).

2006 ANNUAL REPORT    47

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

10.    SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Fund units and exchangeable LP Units of Cinram are included on the consolidated balance sheet as at December 31, 2006 as follows:

		Shares		Units	Exchangeable LP Units
	Number	Amount	Number	Amount	Number	Amount
Balance, January 1, 2005	56,803,086	$170,145	-	$-	-	$-
Options exercised	500,374	3,630	-	-	-	-
Balance, December 31, 2005	57,303,460	173,775	-	-	-	-
Options exercised to May 5, 2006	9,168	90	-	-	-	-
Shares converted to units/ exchangeable LP Units on May 5, 2006	(57,312,628)	(173,865)	52,321,774	158,728	4,990,854	15,137
Balance, May 5, 2006	-	-	52,321,774	158,728	4,990,854	15,137
Units/options exercised to December 31, 2006	-	-	1,044,100	11,288	-	-
LP Units exchanged for Fund units	-	-	3,911,542	11,864	(3,911,542)	(11,864)
Balance, December 31, 2006	-	$-	$57,277,416	$181,880	1,079,312	$3,273

Under the Arrangement completed on May 5, 2006, the Fund issued one unit in exchange for every common share of the Company or one exchangeable LP Unit for every common share of the Company, up to a maximum of 20% of the total number of common shares outstanding. At May 5, 2006, 57,312,628 common shares were outstanding. On the conversion date, 52,321,774 of the common shares, or 91%, were exchanged for 52,321,774 units and 4,990,854 common shares, or 9%, were exchanged for 4,990,854 exchangeable LP Units, which are economically equivalent to the units.

(a)    Unit Option Plan
As a result of the conversion, all stock options issued and outstanding pursuant to the Stock Option Incentive Plan were exchanged for Fund options that are the economic equivalent of the exchanged options (except that the Fund options can be exercised to purchase units, as opposed to shares). No further options or Fund options will be granted. The terms of the Fund options are substantially similar to the terms of the options under the Stock Option Incentive Plan.

A summary of the status of the Fund’s employee stock/unit option plan as at December 31, 2006 and 2005 and changes during the years ended on those dates is presented below in Canadian dollars:

		2006		2005
	Number of options	Weighted average exercise price (Cdn. $)	Number of options	Weighted average exercise price (Cdn. $)
Outstanding, beginning of year	1,233,268	$12.43	1,775,144	$11.42
Granted	-	-	-	-
Exercised	(1,053,268)	12.05	(500,374)	7.25
Forfeited	(30,000)	16.92	(41,502)	11.38
Outstanding, end of year	150,000	$14.21	1,233,268	$12.43
Options exercisable, end of year	150,000	$14.21	1,083,768	$12.59

48    CINRAM INTERNATIONAL INCOME FUND

The following summarizes information about the employee unit options at December 31, 2006 in Canadian dollars:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (Cdn. $)	Number of options exercisable	Weighted average exercise price (Cdn. $)
$10.00 - $15.00	96,000	1.0	$10.83	96,000	$10.83
$15.00 - $20.00	26,000	0.5	18.33	26,000	18.33
$20.00 - $22.00	28,000	1.5	22.00	28,000	22.00
$10.00 - $22.00	150,000	1.0	$14.21	150,000	$14.21

(b)    Long-term Incentive Plan
The officers and certain other employees of the Fund are eligible to participate in the Fund’s Long Term Incentive Plan (the “LTIP”) as recommended by the Compensation Committee of the Fund and approved by the trustees of the Fund.

The aggregate number of Units that may be issued from treasury under the LTIP is limited to 4,000,000, subject to certain adjustments.

The LTIP provides that the aggregate number of units reserved for issuance from treasury under the LTIP and any other unit compensation arrangement of the Fund:

(i)    shall not exceed 10% of the aggregate number of units outstanding on the date of grant; and
(ii)    to any participant, shall not exceed 5% of the aggregate number of units outstanding on the date of grant.

At December 31, 2006, no units were issued under the LTIP.

(c)    Deferred Unit Plan
The Fund implemented a deferred unit compensation plan (the “Deferred Unit Plan”) for the grant of deferred trust units (“Deferred units”) to non-management trustees of the Fund and non-management directors of Cinram.

Pursuant to the Deferred Unit Plan, each eligible participant will be entitled to elect in advance to have all or a portion of his or her annual retainer and meeting fees for the ensuing period allocated to the Deferred Unit Plan. Non-management trustees and non-management directors of Cinram will be required to have one-half of their annual retainer fees allocated to the Deferred Unit Plan; such individuals will also be able to elect to have all or any portion of the remainder of their annual retainer fees allocated to the Deferred Unit Plan. Upon an election, a number of Deferred Units will be allocated to the eligible participant in lieu of cash payment of remuneration based on the market value of the units at the time of the allocation.

Additional Deferred Units are granted to eligible participants holding Deferred Units based on cash distributions paid by the Fund on the units (and calculated using the market price of a unit on the date the distribution is paid).

The Deferred Unit Plan provides that once an eligible participant ceases to be a trustee of the Fund and/or a director, officer or employee of Cinram (and of their respective subsidiaries), he or she will be entitled to receive the number of units equal to the fair market value of the number of Deferred Units held at the time of retirement (net of any applicable withholding taxes).

As at the date of conversion, the aggregate number of units that may be issued from treasury under the Deferred Unit Plan is limited to 300,000, subject to certain adjustments.

The Deferred Unit Plan provides that the aggregate number of units reserved for issuance from treasury under the Deferred Unit Plan and any other unit compensation arrangement of the Fund:

(i)    shall not exceed 10% of the aggregate number of units outstanding on the date of grant; and
(ii)    to any eligible participant shall not exceed 5% of the aggregate number of units outstanding on the date of grant.

2006 ANNUAL REPORT    49

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

At December 31, 2006, the Fund recorded compensation expense of $200, with an offsetting credit to contributed surplus when 9,803 Deferred Units were issued under the Deferred Unit Plan.

(d)    Stock/unit-based compensation
For the year ended December 31, 2006, the Fund recorded compensation expense of $133 (2005 - $489).

There were no stock/unit options granted during the years ended December 31, 2006 and 2005.

11.    BASIC AND DILUTED EARNINGS PER SHARE/UNIT/LIMITED PARTNERSHIP UNIT (COMMON SHARES UP TO MAY 5, 2006)
Basic and diluted earnings per share/unit have been calculated using the weighted average and maximum dilutive number of shares/units outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share/unit/limited partnership unit:

	2006	2005
Numerator
Net earnings	$51,753	$82,426
Denominator (in thousands)
Weighted average shares/units outstanding - basic	57,865	57,162
Effect of dilutive securities:
Employee stock/unit options	67	611
Weighted average number of shares/units outstanding - diluted	57,932	57,773
Earnings per share/Unit
Basic	$0.89	$1.44
Diluted	0.89	1.43

During the years ended December 31, 2006, and 2005, there were no outstanding options excluded from the computation of diluted earnings per share/unit as the exercise price was below the average market price of the common shares/units for both years.

12.    UNUSUAL ITEMS
	2006	2005
Write-off of deferred financing fees (a)	$16,945	$-
Gain on settlement of hedging arrangement (a)	(5,020)	-
Facility restructuring (b)	10,555	4,266
Transaction costs (c)	5,719	2,012
Gain on sale of real estate (d)	(17,463)	-
Partial release of cumulative translation adjustment (e)	36,380	-
Hedge ineffectiveness of U.S. dollar denominated debt (f)	12,650	-
Reversal of liabilities (NOTE 14)	(63,616)	-
	$(3,850)	$6,278

(a)    Deferred financing fees
In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new five-year credit facility. As a result, the Fund wrote off $16,945, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility (NOTE 6).

As a result of the conversion to an income trust and the termination of its previous credit facility, the Fund terminated its previous interest rate hedging arrangements, resulting in net cash proceeds and a gain of $5,020.

50    CINRAM INTERNATIONAL INCOME FUND

(b)    Restructuring charges
During the first quarter of 2006, management finalized an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California, and termination notices were provided to approximately 350 employees. Costs of $3,362 were recorded and the restructuring was completed during the fourth quarter of 2006. As at December 31, 2006, $1,258, relating to pension liabilities, remained unpaid.

Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France, resulting in contractual severance, employee-related costs and other costs amounting to $4,705. Additional charges of $2,488 were recorded in 2006, representing further employee-related costs and other costs associated with the closure of a sales office located in Paris, France. The remaining liability of $2,742 is expected to be paid out in the first quarter of 2007.

During the first quarter of 2005, management finalized an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York, and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3,608 were recorded in 2005.

During the fourth quarter of 2005, management paid an additional $658 in relation to a restructuring plan originally established in Germany during the prior period.

(c)    Transaction costs
To effect the reorganization into an income trust, the Fund incurred $5,719 of transaction costs during the year ended December 31, 2006 (2005 - $2,012). These costs include fees paid to financial, tax and legal advisors and other costs.

(d)    Gain on sale of real estate
During 2006, the Fund sold its previously owned DVD and CD manufacturing facility located in Commerce, California, resulting in a gain of $15,020. Also, during the fourth quarter of 2006, the Fund sold its previously owned printing facility located in Amityville, New York, resulting in a gain of $2,443.

(e)    Partial release of cumulative translation adjustment
During 2006, two of the Fund’s wholly owned subsidiaries made partial repayments of capital, resulting in a partial release of the cumulative translation adjustment loss to earnings. In addition, during 2006, as a result of converting to an income trust structure, two of the subsidiaries were dissolved and the residual cumulative translation adjustment loss was released to earnings.

(f)    Hedge ineffectiveness of U.S. dollar denominated debt
During 2006, the Fund recorded an unrealized foreign currency exchange loss relating to U.S. dollar denominated debt held by the Fund’s Canadian subsidiary.

13.    INCOME TAXES
Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to earnings before income taxes as follows:

		2006		2005
Basic rate applied to pre-tax earnings	$34,571	36.1%	$42,188	36.1%
Increase (decrease) in taxes resulting from:
Changes in valuation allowance	13,035	13.6%	2,232	1.9%
Tax rates in other jurisdictions	(24,630)	(25.7)%	(11,317)	(9.7)%
Other items	(11,361)	(11.8)%	1,269	1.1%
Permanent differences due to cumulative translation adjustments	14,879	15.5%	-	-
Gain for tax purposes on intercompany dividends	17,520	18.3%	-	-
	$44,014	46.0%	$34,372	29.4%

2006 ANNUAL REPORT    51

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2006, and 2005 are presented below:

	2006	2005
Future tax assets
Non-capital income tax loss carryforwards	$24,578	$24,335
Accruals not deductible in the current period	31,866	40,411
Property, plant and equipment - difference in net book value and undepreciated capital costs	3,922	623
Goodwill and intangible assets	3,336	5,380
	63,702	70,749
Less valuation allowance	24,862	8,498
	38,840	62,251
Future tax liabilities
Property, plant and equipment - difference in net book value and undepreciated capital costs	(41,204)	(68,917)
Withholding taxes on undistributed earnings	-	(9,447)
Goodwill and intangible assets	(17,370)	(24,654)
Other	(3,854)	-
	(62,428)	(103,018)
Net future tax liabilities	$(23,588)	$(40,767)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

The Fund believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Fund’s tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

At December 31, 2006, the Fund has non-capital loss carryforwards in Europe. A valuation allowance has been established in relation to these losses as it is not more likely than not that the Fund will be able to utilize these losses in the future.

The non-capital losses in Europe expiring in the years ending December 31 are as follows:

2009	$2,246
2010	1,500
2015	43
2021	66
Indefinitely	34,561
$38,416

The Fund has a non-capital loss carryforward in Canada of approximately $37,824. A valuation allowance has been recorded in respect of these losses which will expire in 2015, as it is not more likely than not that the Fund will be able to utilize these losses in the future.

52    CINRAM INTERNATIONAL INCOME FUND

14.    CONTINGENT LIABILITIES
In the normal course of operations, the Fund becomes involved in various legal actions and other claims mostly related to labour issues and contractual disputes. While the final outcome with respect to actions outstanding or pending as at December 31, 2006, cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on the Fund’s financial position, results of operations or cash flows.

Royalty charges are incurred as a result of the use of third-party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are specified on a per unit basis and are based on contractual terms and conditions or management’s best estimates. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the provision for royalties and net earnings. In the fourth quarter of 2006, the Fund recorded a reduction of $63,616 in the estimated liabilities.

15.    RELATED PARTY TRANSACTIONS
The Fund entered into the following related party transactions:

During 2006, the Fund paid the following amounts to related parties: $1,672 (2005 - $607) to a law firm and $57 (2005 - $207) to a director for consulting services. The amount outstanding to the law firm at December 31, 2006, is $189.

On June 30, 2006, Isidore Philosophe, Cinram’s founder and chief executive officer, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30-month consulting agreement with Philfam Investments, a corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Trustees and senior management in connection with its business operations and plans. In consideration for the services rendered, Philfam Investments will receive a consulting fee of $1,200 per annum, payable in equal quarterly instalments.

16.    PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS
U.S.
401(k) Plan
Certain non-union employees participate in the defined pre-tax contribution plan (the “401(k) Plan”). The Fund’s contributions under the 401(k) Plan are based upon a percentage of the employees’ elected contributions. The Fund’s 401(k) Plan expense amounted to $2,330 for the year ended December 31, 2006 (2005 - $8,357).

Graphic Communication Industry Union (GCIU) Pension
The GCIU Retirement Fund is a multi-employer plan covering direct labour employees in certain printing facilities of the Fund. The rate of contribution expense for this plan is 6% of the straight-time wages. No significant changes occurred in fiscal 2006 related to or affecting the GCIU plan.

The Fund’s GCIU pension expense amounted to $753 for the year ended December 31, 2006 (2005 - $733).

PACE Pension
The PACE (Paper, Allied-Industrial, Chemical and Energy Workers International Union) Pension is a multi-employer plan covering a portion of the direct labour in one of Cinram’s printing plant facilities. The rate of contribution was $0.942/hour based on total hours worked, including vacation and holiday for fiscal 2005, and $1.017/hour for fiscal 2006. No significant changes have occurred in fiscal 2006 and 2005 related to or affecting the PACE plan.

The Fund’s PACE pension expense amounted to $343 for the year ended December 31, 2006 (2005 - $327).

Cinram Music Union Pension Plan
Certain union employees of the Fund also participate in the Cinram Music Union Pension Plan (the “Music Union Plan”). Pension benefits under the Music Union Plan are based on formulas that reflect the employees’ years of service multiplied by a specified dollar amount negotiated in collective bargaining.

2006 ANNUAL REPORT    53

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

Investment strategy and policy
The Fund has adopted a balanced growth objective, which balances risk and return. Under this investment strategy, the Fund’s long-term allocation for equity and debt securities is 75% and 25%, respectively.

Asset allocation
Pension fund assets consist of money market, fixed income and equity mutual funds, valued at market value. The percentages of the fair value of total plan assets by each major type of plan asset as of the December 31 measurement date are as follows:

	Percentage of plan assets
Asset category	2006	2005
Cash and cash equivalents	0.60%	0.10%
Debt securities	29.80%	40.10%
Equity securities	69.60%	59.80%
	100.00%	100.00%

Equity securities do not include any of the Fund’s common shares as at December 31, 2006, and 2005, respectively.

Long-term historical returns for indexed equity and debt securities are used as the basis to determine the overall expected long-term rate of return on assets assumption for the mutual fund investments held in the Music Union Plan. The weighted average historical return on equity and debt securities is 8%.

The Fund does not anticipate making any cash contributions to the Music Union Plan in fiscal 2007.

Estimated future benefit payments
The benefits expected to be paid in each year from 2007 to 2011 are $55, $59, $74, $70 and $85, respectively. The aggregate benefits expected to be paid in the five years from 2011 to 2016 are $802. The expected benefits to be paid are based on the same assumptions used to measure the Fund’s benefit obligation at December 31, 2006, and include estimated future employee service.

The most recent actuarial valuation was completed in November 2006.

Germany
Cinram GmbH, Alsdorf defined benefit plan
The Fund’s defined benefit pension plan covers certain existing and former employees who have signed specific agreements related to pension benefits, including members of senior and middle management. The pension plan contributions are based on German tax law requirements and, therefore, the plan remains unfunded.

Estimated future benefit payments
The benefits expected to be paid in each year from 2007 to 2011 are $1,164, $1,153, $1,137, $1,118 and $1,095, respectively. The aggregate benefits expected to be paid in the five years from 2012 to 2016 are $5,204.

Early retirement plan
The Fund has an early retirement agreement with its employee works council as part of a labour contract, whereby eligible employees are able to receive certain benefits during a period of reduced work prior to attaining standard retirement age and German state pension benefits. A liability of approximately $2,904 has been recorded as at December 31, 2006 (2005 - $2,322).

The Fund’s early retirement pension expense amounted to $387 for the year ended December 31, 2006 (2005 - $716).

Jubilee plan
The Fund also has an agreement with its employee works council as part of a labour contract, whereby employees receive years of service awards upon reaching their 10- and 25-year service anniversaries. Employment and income taxes associated with this award are paid by the Fund and a total liability of approximately $355 has been recorded as at December 31, 2006 (2005 - $329).

The Fund’s Jubilee pension expense (recovery) amounted to $6 for the year ended December 31, 2006 (2005 - recovery of $35).

The most recent actuarial valuations were completed on December 31, 2006.

54    CINRAM INTERNATIONAL INCOME FUND

A reconciliation of the funded status of the defined benefit plans to the amounts recorded in the consolidated financial statements follows:

		United States		Germany		Total
	2006	2005	2006	2005	2006	2005
Plan assets, at fair value	$693	$3,916	$-	$-	$693	$3,916
Benefit obligation	(3,986)	(6,840)	(18,703)	(17,320)	(22,689)	(24,160)
Deficiency of plan assets over benefit obligation	(3,293)	(2,924)	(18,703)	(17,320)	(21,996)	(20,244)
Unrecognized prior service costs	240	-	274	150	514	150
Unrecognized actuarial loss	975	1,430	1,216	1,495	2,191	2,925
Accrued benefit liability	$(2,078)	$(1,494)	$(17,213)	$(15,675)	$(19,291)	$(17,169)

The accrued liability is included in the Fund’s consolidated balance sheet as follows:

		United States		Germany		Total
	2006	2005	2006	2005	2006	2005
Accrued liabilities	$(2,078)	$(1,494)	$(1,181)	$(1,107)	$(3,259)	$(2,601)
Other long-term liabilities	-	-	(16,032)	(14,568)	(16,032)	(14,568)

The following information is provided on pension fund assets:

		United States		Germany		Total
	2006	2005	2006	2005	2006	2005
Fair value of plan assets, beginning of year	$3,916	$4,458	$-	$-	$3,916	$4,458
Actual return on plan assets	146	169	-	-	146	169
Employer contribution	1,188	-	-	-	1,188	-
Settlements	(4,509)	-	-	-	(4,509)	-
Actual benefits paid	(48)	(711)	-	-	(48)	(711)
Fair value of plan assets, end of year	$693	$3,916	$-	$-	$693	$3,916

Benefit obligations are outlined below:

		United States		Germany		Total
	2006	2005	2006	2005	2006	2005
Benefit obligations, beginning of year	$6,840	$6,429	$17,320	$18,498	$24,160	$24,927
Service cost	92	291	225	160	317	451
Interest cost	440	388	750	745	1,190	1,133
Actual benefits paid	(48)	(711)	(1,180)	(1,107)	(1,228)	(1,818)
Actuarial loss	492	443	(444)	1,290	48	1,733
Amendments	679	-	125	161	804	161
Impact of foreign exchange	-	-	1,907	(2,427)	1,907	(2,427)
Settlements	(4,509)	-	-	-	(4,509)	-
Benefit obligations, end of year	$3,986	$6,840	$18,703	$17,320	$22,689	$24,160

2006 ANNUAL REPORT    55

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

Elements of defined benefit costs recognized in the year:

		United States		Germany		Total
	2006	2005	2006	2005	2006	2005
Components of net periodic benefit cost:
Service cost	$92	$291	$225	$160	$317	$451
Interest cost	440	388	750	745	1,190	1,133
Actual return on plan assets	(146)	(169)	-	-	(146)	(169)
Actuarial loss	492	443	-	-	491	443
Plan amendment	679	-	-	-	679	-
Curtailment loss	402	-	-	-	402	-
Settlement loss	1,103	-	-	-	1,103	-
Costs	3,062	953	975	905	4,036	1,858
Adjustments to recognize the long-term nature of employee future benefit costs:
Return on plan assets for period	(196)	(183)	-	-	(196)	(183)
Actuarial gain	(451)	(419)	-	-	(451)	(419)
Amortization of past service cost	(641)	-	-	-	(641)	-
Defined benefit costs recognized	$1,774	$351	$975	$905	$2,748	$1,256

Actuarial assumptions for the years ended December 31:

		United States		Germany
	2006	2005	2006	2005
Weighted average actuarial assumptions used to determine benefit costs:
Discount rate	-	6.00%	4.25%	4.00%
Pre-curtailment discount rate	5.75%	-	-	-
Past-curtailment discount rate	6.50%	-	-	-
Rate of compensation increase	-	-	2.50%	2.50%
Expected return on plan assets	8.00%	8.00%	-	-
Weighted average actuarial assumptions used to determine benefit obligation:
Discount rate	6.30%	5.75%	4.25%	4.00%
Rate of compensation increase	-	-	2.50%	2.50%

17.    CHANGE IN NON-CASH OPERATING WORKING CAPITAL
	2006	2005
Decrease (increase) in accounts receivable	$57,126	$(87,095)
Decrease in income taxes recoverable	-	7,685
Decrease (increase) in inventories	(5,423)	9,198
Decrease (increase) in prepaid expenses	(2,148)	4,430
Increase (decrease) in accounts payable and accrued liabilities	(52,491)	14,777
Increase (decrease) in income taxes payable	(1,065)	15,626
	$(4,001)	$(35,379)

56    CINRAM INTERNATIONAL INCOME FUND

18.    SEGMENTED INFORMATION
The Fund’s reportable business segments are Home Video replication, Audio/ROM replication, Printing, Distribution and Other services.

The Home Video replication segment manufactures DVDs. The Audio/ROM replication segment manufactures CDs and CD-ROMs. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products on behalf of its customers. The Other segment includes merchandising sales.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Fund evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

In 2006, the Fund was dependent on three customers for approximately 34%, 25% and 12%, respectively, of consolidated revenue from the four main business segments. At December 31, 2006, these customers represented approximately 35%, 22% and 11%, respectively, of consolidated accounts receivable. In 2005, the Fund was dependent on three customers for approximately 37%, 19% and 12%, respectively, of consolidated revenue from the four main business segments. At December 31, 2005, these customers represented approximately 34%, 20% and 13%, respectively, of consolidated accounts receivable.

(a)    Industry segments
	Home Video	Audio/ROM
2006	replication	replication	Printing	Distribution	Other	Total
Revenue from external customers	$1,013,119	$264,453	$212,888	$310,369	$139,810	$1,940,639
Earnings (loss) before interest expense, investment income, unusual items and income taxes	178,473	6,305	7,145	(46,362)	(9,023)	136,538
Total assets	1,199,716	134,957	190,286	242,249	63,413	1,830,621
Amortization of capital assets and assets under capital leases	95,728	15,103	9,115	29,071	3,639	152,656
Amortization of intangible assets	54,892	667	8,805	-	-	64,364
Capital expenditures	26,400	920	12,229	15,542	2,531	57,622

	Home Video	Audio/ROM
2005	replication	replication	Printing	Distribution	Other	Total
Revenue from external customers	$1,081,100	$327,706	$234,044	$290,273	$164,957	$2,098,080
Earnings (loss) before interest expense, investment income, unusual items and income taxes	167,577	22,862	24,788	(31,258)	(10,677)	173,292
Total assets	1,071,134	310,709	194,563	288,711	148,825	2,013,942
Amortization of capital assets and assets under capital leases	101,819	21,098	8,629	20,085	2,240	153,871
Amortization of intangible assets	54,993	641	8,425	-	-	64,059
Capital expenditures	54,146	633	2,026	34,966	7,994	99,765

2006 ANNUAL REPORT    57

Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except common shares/units and per share/unit information)
Years ended December 31, 2006 and 2005

(b)    Revenue from external customers is comprised of the following:
	2006	2005
DVD	$1,001,574	$1,062,987
High-definition discs	5,637	-
VHS	5,908	18,113
Audio CD/CD-ROM	261,871	321,955
Audio cassette	2,582	5,751
Printing	212,888	234,044
Distribution	310,369	290,273
Merchandising	122,853	132,195
Other	16,957	32,762
	$1,940,639	$2,098,080

(c)    Geographic segments
	United
2006	States	Canada	Europe	Other	Total
Revenue from external customers	$1,267,200	$134,924	$522,056	$16,459	$1,940,639
Property, plant and equipment, goodwill and intangible assets	786,984	60,598	173,243	1,433	1,022,258

	United
2005	States	Canada	Europe	Other	Total
Revenue from external customers	$1,397,851	$140,899	$541,785	$17,545	$2,098,080
Property, plant and equipment, goodwill and intangible assets	901,507	66,278	204,591	983	1,173,359

19.    FINANCIAL INSTRUMENTS
The Fund has determined the fair values of its financial instruments as follows:

(a)    Current assets and liabilities
The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.

(b)    Long-term debt
The carrying values of long-term debt and obligations under capital leases which have variable interest rates based on market rates approximate the fair values of those financial instruments. The fair values of the Fund’s long-term debt and obligations under capital leases were based on the amount of future cash flows associated with each instrument discounted using borrowing rates currently available for similar debt instruments with similar maturity.

58    CINRAM INTERNATIONAL INCOME FUND

The aggregate carrying value and fair value of the Fund’s long-term debt and obligations under capital leases at December 31 were:

	Carrying value	Fair value
2006	$679,716	$679,331
2005	740,272	739,963

(c)    Derivative instruments
The fair values of the Fund’s interest rate exchange agreement and forward currency exchange rate agreements are based on values quoted by the counterparties to the agreements. At December 31, 2006, the fair value of these agreements represents a liability of $10,335 (2005 - asset of $4,258).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

20.    COMPARATIVE FIGURES
Certain 2005 figures have been reclassified to conform with the financial statement presentation adopted in 2006.

21.    SUBSEQUENT EVENTS
(a)    U.S. distribution restructuring
In February 2007, the Fund finalized a plan to restructure its distribution and packaging operations in Olyphant, Pennsylvania, with an approximate cost of $1,020 to be paid in the first quarter of 2007. The restructuring involves the relocation of DVD distribution and packaging operations to the Nashville, Tennessee, plant and CD distribution to the Aurora, Illinois, plant.

(b)    Normal course issuer bid
In March 2007, the Trustees of the Fund authorized a unit repurchase program through a normal course issuer bid (NCIB), subject to regulatory approval and satisfactory amendments to the Fund’s credit facilities. The Fund has received regulatory approval and satisfactory amendments to its credit facilities to allow it to proceed with the NCIB. In addition, the amendment to the credit facilities included favourable revisions to certain financial covenants.

Pursuant to the NCIB, the Fund may purchase up to a total of 5,000,000 units for cancellation through the facilities of the Toronto Stock Exchange during the 12-month period starting March 30, 2007. Cinram will pay the market price at the time of acquisition for unit purchases made through the NCIB. The actual number of units which may be purchased pursuant to the NCIB and the timing of such purchases will be determined by Cinram’s management and in accordance with applicable securities legislation.

2006 ANNUAL REPORT    59

Financial Highlights
11 years ending December 31, 2006
(In thousands of U.S. dollars, except per share/unit data)

	2006	2005	2004	2003
INCOME STATEMENT
Net sales	1,940,639	2,098,080	2,026,638	826,893
Sales growth in %	(8%)	4%	145%	48%
Cost of sales	1,556,362	1,685,997	1,615,542	655,374
Gross profit before amortization	536,933	565,954	557,793	235,226
Gross profit % before amortization	28%	27%	28%	28%
Amortization of capital assets	152,656	153,871	146,697	63,707
Gross profit	384,277	412,083	411,096	171,519
Gross profit as a % of sales	20%	20%	20%	21%
Selling, general and administrative expenses	180,520	168,793	177,372	68,883
Selling, general and administrative expenses as a % of net sales	9%	8%	9%	8%
Amortization of intangible assets and deferred financing fees	67,219	69,998	73,038	11,449
Goodwill amortization	-	-	-	-
Research and development expenses	-	-	-	-
Unusual items	(3,850)	6,278	(1,713)	2,726
EBITA (earnings before interest expense, investment income, income taxes and amortization)	377,208	390,883	382,134	163,617
EBITA %	19%	19%	19%	20%
EBIT (earnings before interest expense, investment income and income taxes)	140,388	167,014	162,399	88,461
EBIT %	7%	8%	8%	11%
Interest expense	48,832	51,148	53,102	13,742
Investment income	4,211	932	2,436	3,583
Write-down of marketable securities	-	-	-	-
Income tax expense	44,014	34,372	35,909	25,282
Net earnings	51,753	82,426	75,824	53,020
Basic EPU/EPS* (after unusual items)	0.89	1.44	1.34	0.95
Diluted EPU/EPS* (after unusual items)	0.89	1.43	1.32	0.94

* per share data based on 3 for 1 stock split July 1987, 2 for 1 stock split June 1993 and 2 for 1 stock split February 1998

60    CINRAM INTERNATIONAL INCOME FUND

2002	2001	2000	1999	1998	1997	1996
559,287	535,607	438,756	435,742	431,789	369,608	249,905
4%	22%	1%	1%	17%	48%	27%
457,322	459,210	371,387	324,905	327,228	280,327	187,849
149,731	119,450	106,221	150,375	143,646	119,256	75,718
27%	22%	24%	35%	33%	32%	30%
47,766	43,053	38,852	39,538	39,085	29,975	13,662
101,965	76,397	67,369	110,837	104,561	89,281	62,056
18%	14%	15%	25%	24%	24%	25%
51,537	50,744	51,761	48,468	49,864	41,920	24,530
9%	9%	12%	11%	12%	11%	10%
-	1,336	3,406	5,904	3,483	2,109	922
-	64	1,144	1,056	3,016	1,442	1,689
1,449	(2,563)	34,760	20,622
96,745	69,869	15,150	74,325	87,283	73,785	48,577
17%	13%	3%	17%	20%	20%	19%
48,979	26,816	(23,702)	34,787	48,198	43,810	34,915
9%	5%	(5%)	8%	11%	12%	14%
3,305	6,209	12,237	10,818	11,078	6,292	2,270
2,888	2,836	11,214	11,308	11,723	7,471	2,883
-	-	-	2,241	4,132	-	-
13,891	8,172	(5,816)	19,979	16,291	14,646	12,651
34,671	15,271	(18,909)	13,057	28,420	30,343	22,877
0.63	0.28	(0.34)	0.22	0.48	0.53	0.48
0.63	0.28	(0.34)	0.22	0.47	0.53	0.46

2006 ANNUAL REPORT    61

Comparative Balance Sheets
11 years ending December 31, 2006

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
BALANCE SHEET
Current ratio	1.56	1.23	1.02	1.05	1.65	1.45	1.30	1.61	1.61	2.65	3.14
Debt to equity ratio[1]	2.22	2.69	3.31	4.34	0.80	0.84	1.11	1.04	0.98	1.01	0.37
Debt to assets ratio[1]	0.69	0.73	0.77	0.81	0.45	0.46	0.53	0.51	0.49	0.50	0.27
Equity to assets ratio	0.31	0.27	0.23	0.19	0.55	0.54	0.47	0.49	0.51	0.50	0.73
Accounts receivable turnover[2]	3	4	5	3	4	4	3	4	5	5	5
Days sales in accounts receivable[2]	106	96	80	111	97	103	107	86	80	75	78
Inventory turnover[3]	32	33	32	15	14	17	13	12	12	13	11
Days sales in inventory[3]	11	11	11	24	26	21	27	31	31	29	32
Asset turnover[4]	1.47	1.45	1.39	0.64	1.07	1.13	0.87	0.78	0.79	0.71	0.73
Return on equity[5] (after unusual item)	9%	16%	17%	15%	13%	6%	n/a	5%	10%	12%	13%
Return on total assets[6] (after unusual item)	3%	4%	4%	4%	7%	3%	n/a	2%	5%	7%	9%

1    consists of current and long-term liabilities including future income taxes
2    two year average accounts receivable
3    two year average inventory
4    total assets excluding intangible assets
5    two year average equity
6    two year average total assets

62    CINRAM INTERNATIONAL INCOME FUND

Trading of Units: CRW.UN

Years ended December 31
(In Canadian dollars)	Quarter	High	Low	Closing	Volume (’000s)
2006*	First	na	na	na	na
	Second	$29.45	$24.74	$26.10	6,776
	Third	$26.50	$20.82	$22.35	14,387
	Fourth	$23.69	$19.92	$22.95	29,525
	Year	$29.45	$19.92	$22.95	50,688

Trading of Common Shares: CRW

Years ended December 31
(In Canadian dollars)	Quarter	High	Low	Closing	Volume (’000s)
2006*	First	$30.30	$26.60	$28.90	21,615
	Second	$29.80	$27.20	$29.25	22,333
	Third	na	na	na	na
	Fourth	na	na	na	na
	Year	$30.30	$26.60	$29.25	43,948
2005	First	$25.90	$19.70	$25.67	26,312
	Second	$28.35	$22.58	$23.50	22,806
	Third	$29.24	$22.05	$25.35	22,997
	Fourth	$29.10	$22.43	$27.40	19,401
	Year	$29.24	$19.70	$27.40	91,516
2004	First	$29.75	$24.00	$26.18	33,960
	Second	$26.80	$22.30	$25.00	22,513
	Third	$25.03	$19.70	$21.20	18,675
	Fourth	$24.95	$15.88	$22.13	34,722
	Year	$29.75	$15.88	$22.13	109,871
2003	First	$11.25	$8.36	$11.00	12,988
	Second	$16.85	$10.80	$16.43	21,626
	Third	$29.60	$15.51	$24.95	38,905
	Fourth	$28.59	$25.34	$28.35	21,488
	Year	$29.60	$8.36	$28.35	95,006
2002	First	$8.45	$4.62	$7.95	23,505
	Second	$11.25	$7.52	$10.35	14,313
	Third	$10.20	$6.10	$7.00	12,570
	Fourth	$10.29	$5.31	$9.89	15,989
	Year	$11.25	$4.62	$9.89	66,377

* Cinram converted to an income trust on May 5, 2006, and began trading under the ticker symbol CRW.UN on May 8, 2006.

Fund units outstanding at December 31, 2006: 57,277,416
LP units outstanding at December 31, 2006: 1,079,312
Weighted average number of units/shares outstanding at December 31, 2006
Basic: 57,864,855
Diluted: 57,931,983

2006 ANNUAL REPORT    63

Trustees of Cinram International Income Fund

HENRI A. ABOUTBOUL[1]*,2,3,4* Non-Executive Chairman of the Board THOMAS A. DI GIACOMO[1,2]*,4 Trustee President, Tadico Limited
NADIR H. MOHAMED, CA1,3*,4
Trustee
President and Chief Operating Officer,
Communications Group,
Rogers Communications Inc.

DAVID RUBENSTEIN
Trustee
President and Chief Executive Officer,
Cinram International Inc.

J. BRUCE TERRY[1,4]
Trustee
Vice-President and Chief Financial Officer,
Sobeys Inc.

RANDALL YASNY[2,3]
Trustee
Managing Director, Moore Capital Advisors
Canada ULC

1 Audit committee
2 Corporate governance and nominations committee
3 Compensation committee
4 Distributions committee
* Committee chair

Directors of Cinram International Inc.

HENRI A. ABOUTBOUL Non-Executive Chairman of the Board Cinram International Inc. NORMAN MAY, Q.C. Partner Fogler Rubinoff LLP	NADIR H. MOHAMED President and Chief Operating Officer Communications Group, Rogers Communications Inc. ROBERT B. JAMIESON Consultant	MICHAEL P. SHERMAN Consultant PETER G. WHITE President Peter G. White Management Ltd.

Officers of Cinram International Inc.

DAVID RUBENSTEIN
President and Chief Executive Officer

LYNE BEAUREGARD FISHER
Director, Investor Relations
and Communications

ALLEN ISON, CPA
Director, Budgeting and
Financial Analysis

DAVID LOCKSLEY
Chief Information Officer

CYRIL MACLEAN
Chief Financial Officer, Canada

JAIME OVADIA
President, U.S. and Latin America
Executive Vice-President,
World Wide Theatrical Home Video

MONIQUE RABIDEAU
Assistant Secretary,
Cinram International Inc.
Partner, Fogler, Rubinoff LLP

LEWIS RITCHIE, CA
Executive Vice-President,
Finance and Administration
Chief Financial Officer and Secretary

JOHN TINO, CA
Vice-President, Finance

MARCEL TUCHNER
Executive Vice-President,
Manufacturing and Engineering

64    CINRAM INTERNATIONAL INCOME FUND

Corporate Information

CORPORATE HEADQUARTERS
2255 Markham Road
Toronto, Ontario
Canada M1B 2W3
Tel: (416) 298-8190
Fax: (416) 298-0612

INVESTOR RELATIONS
Lyne Beauregard Fisher
2255 Markham Road
Toronto, Ontario
Canada M1B 2W3
Tel: (416) 321-7930
E-mail: investorrelations@cinram.com

TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario
M5J 2Y1
Tel: 1 800 453-0330
E-mail: service@computershare.com

AUDITORS
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, Ontario
M2P 2H3

ANNUAL MEETING
Cinram International Income Fund’s
annual meeting will be held at 10 a.m. on
May 17, 2007, at the Toronto Board of Trade:
4th Floor - Room A
1 First Canadian Place
Adelaide Street Entrance
Toronto, Ontario

Unitholders are welcome to attend this meeting.

2006 ANNUAL REPORT    65

Corporate Directory

CANADA
Cinram International Inc.
2255 Markham Road
Toronto, Ontario
Canada M1B 2W3
Tel: (416) 298-8190
Fax: (416) 298-0612

5590 Finch Avenue
Toronto, Ontario
Canada M1B 1T1
Tel: (416) 298-8190
Fax: (416) 332-9022

400 Nugget Avenue
Toronto, Ontario
Canada M1S 4A4
Tel: (416) 298-8190
Fax: (416) 298-0612

UNITED STATES
Cinram Inc. U.S.
1600 Rich Road
Richmond, Indiana
USA 47374
Tel: (765) 962-9511
Fax: (765) 962-1564

4905 Moores Mill Road
Huntsville, Alabama
USA 35811
Tel: (256) 859-9042
Fax: (256) 859-9932

1400 East Lackawanna Avenue
Olyphant, Pennsylvania
USA 18448
Tel: (570) 383-3291
Fax: (570) 383-6722

400 Sanford Road
LaVergne, Tennessee
USA 37086
Tel: (615) 287-0982
Fax: (615) 287-3810

437 Sanford Road
LaVergne, Tennessee
USA 37086
Tel: (615) 287-3800
Fax: (615) 287-3866

948 Meridian Lake Drive
Aurora, Illinois
USA 60504
Tel: (630) 375-2200
Fax: (630) 375-2356

228 Ward Avenue
Simi Valley, California
USA 93065
Tel: (805) 579-1200
Fax: (805) 579-1436

3181 South Willow Drive
Fresno, California
USA 93725
Tel: (559) 486-0293
Fax: (559) 486-5452

Ivy Hill Corporation
Head Office
250 Park Avenue South, 8th floor
New York, NY
USA 10003
Tel: (646) 834-1500
Fax: (646) 834-1580

4325 Shepherdsville Road
Louisville, Kentucky
USA 40218
Tel: (502) 458-5303
Fax: (502) 458-2125

4025 Third Parkway Terre
Haute, Indiana
USA 47804
Tel: (812) 466-9851
Fax: (812) 466-4676

1275 Los Angeles Street
Glendale, California
USA 91204
Tel: (818) 638-0200
Fax: (818) 638-0477

4800 Santa Fe Avenue
Los Angeles, California
USA 90058
Tel: (323) 277-4800
Fax: (323) 277-4890

Giant Merchandising Inc.
5655 Union Pacific Avenue
Commerce, California
USA 90022
Tel: (323) 887-3300
Fax: (323) 887-3341

LATIN AMERICA
Cinram Latin America S.A. de C.V.
Av. Tláhuac #6828-4,
Col. San Francisco Tlaltenco
Del. Tláhuac, c.p. 13400
Mexico City, Mexico.
Tel: 5255 5862 3200
Fax: 5255 841 2819

EUROPE
Cinram Logistics (UK) Ltd.
Rabans Lane, Aylesbury
Buckinghamshire
United Kingdom HP19 8TS
Tel: 44 1296 426 151
Fax: 44 1296 481 009

Cinram Operations (UK) Ltd.
2 Central Avenue, Ransomes (Europark)
Ipswich, Suffolk
United Kingdom 1P3 9SL
Tel: 44 147 327 1010
Fax: 44 147 327 1040

Cinram France
Les Granges
B.P. 48
Champenard
27608 Gaillon Cedex
France
Tel: 33 2 32 21 47 00
Fax: 33 2 32 21 47 04

Cinram Optical Discs SAS
26 Avenue Winston Churchill
B.P. 615
27406 Louviers Cedex
France
Tel: 33 2 32 25 72 00
Fax: 33 2 32 25 72 22

Cinram GmbH
Max-Planck-Strasse 1-9
52477 Alsdorf
Germany
Tel: 49 2404 58-0
Fax: 49 2404 58-111

66    CINRAM INTERNATIONAL INCOME FUND